Table

of Contents
Exhibit 99.1
PYROGENESIS CANADA INC.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2022
Dated March 30, 2023

Table

of Contents

TABLE OF CONTENTS
1.
Explanatory Notes
5
2.
Forward-Looking Statements
5
3.
Market and industry data
6
4.
Corporate Structure
6
4.1.
Name, Address and Incorporation
6
4.2.
Subsidiaries
7
5.
General Development of the Business
7
5.1.
Year Ended December 31, 2020 7
5.2. Year Ended December 31, 2021 9
5.3.
Year Ended December 31, 2022
10
5.4.
Recent Developments
11
6.
Business of the Company
12
6.1.
General
12
6.2.
Products and Services
12
6.3.
Installation & Servicing
16
6.4.
Research and Development, Internal and External Funded Projects

by Customers
16
6.5.
Markets and Opportunities
16
6.6.
Growth Strategy
20
6.7.
Employees
20
6.8.
Facilities
21
6.9.
Distribution Methods
21
6.10.
Intellectual Property and Research and Development
21
6.11.
Environmental Protection
23
6.12.
Foreign Operations
23
6.13.
Competition
23
7.
Dividends and Distributions
23
8. Description of Capital Structure
24
8.1.
Authorized Share Capital
24
8.2.
Stock Options
24
9.
Market for Securities
24
9.1.
Trading Price and Volume
24
9.2.
Prior Sales
25
10.
Directors and Executive Officers
25
10.1.
Name and Occupation
25
10.2.
Biographies
28
10.3.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
30
10.4.
Conflicts of Interest
31
10.5.
Board Independence
32
11.
Audit Committee and Other Committees
32
11.1.
Audit Committee
32
Audit Committee Charter
32
Composition of the Audit Committee
33
Pre-Approval Policies and Procedures
33
External Fees by Audit Category
33
11.2.
Other Committees
33
Nominating and Corporate Governance Committee
33
Compensation Committee
34
12.
Risk Factors
34
12.1.
Risks Related to the Company’s Business and Industry
34
12.2.
Risks Related to the Company’s Securities
43
12.3.
Risks Related to the Company’s Status as a Foreign Private Issuer
45
13.
Legal Proceedings
47

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14.
Interest of Management and Others in Material Transactions
47
15.
Transfer Agent and Registrar
48
16.
Auditors
48
17.
Material Contracts
48
18.
Additional Information
48
19.
Glossary of Terms
48
SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE
51

Table

of Contents

1.

Explanatory Notes
The

information

in

this

annual

information

form

(this

“
AIF
”)

of

PyroGenesis

is

stated

as

at

December

31,

2022,
unless otherwise indicated.
For an explanation

of the capitalized

terms and expressions and

certain defined terms, please

refer to the

“Glossary
of Terms”

at the end of this AIF.
In

this

AIF,

unless

the

context

otherwise

requires,

references

to

the

“Company”

or

“PyroGenesis”

refer

to
PyroGenesis Canada Inc. together with its subsidiaries.
In this AIF,

unless otherwise indicated,

all references to

“$” are to Canadian

dollars, all references to

“US$” are to
U.S. dollars, and all references to “€” are to euros. Amounts are stated in Canadian dollars unless otherwise indicated.
This

AIF

should

be

read

in

conjunction

with

the

information

contained

in

the

Company’s

consolidated

financial
statements

and

related

notes

for

the

year

ended

December

31,

2022,

and

the

management’s

discussion

and

analysis
thereon.
The Company has certain proprietary or

contractual rights to certain company names, product

names, trade names
and

trademarks

used

in

this

AIF

that

are

important

to

its

business,

including

PyroGenesis,

PYROGENESIS

(LOGO),
PYROGENESIS

ADDITIVE,

PYROGENESIS

ADDITIVE

(LOGO)

PYROGENESIS

ALUMINUM,

PYRO

GREEN-GAS,
PYRO

GREEN-GAS

(LOGO),

SPHEROGENESIS,

NEXGEN,

DROSRITE,

PUREVAP,

SPARC,

APT,

APT-HP,

RPT,
MINIGUN, SPT,

PPRS and,

PAGV.

The Company

has omitted

the registered

trademark (®)

and trademark

(™) symbols
and any other related symbols

for such trademarks and

all related trademarks, including

those related to specific

products
or services, when used in this AIF.
2.

Forward-Looking Statements
This

AIF

contains

forward-looking

statements

and

forward-looking

information

(collectively,

“
forward-looking
statements
”) within the meaning

of applicable securities

legislation. All statements

other than statements of

historical fact
contained in this AIF

are forward-looking statements,

including, without limitation,

the Company’s statements

regarding its
products and services; the execution of its growth strategy; relations with suppliers and customers; future financial position;
business strategy; potential acquisitions; potential

business partnering; litigation; and plans

and objectives. In certain

cases,
forward-looking

statements

can

be

identified

by

the

use

of

words

such

as

“plans”,

“expects”

or

“does

not

expect”,

“is
expected”, “budget”, “scheduled”,

“estimates”, “forecasts”, “intends”,

“anticipates” or “does

not anticipate”, or

“believes”, or
variations of such words and phrases

or state that certain actions,

events or results “may”, “could”,

“would”, “might” or “will
be taken”, “occur” or “be achieved” and similar words or the negative thereof. These forward-looking statements are based
on

management’s

current

expectations

and

are

subject

to

a

number

of

risks,

uncertainties,

and

assumptions,

including
market

and

economic

conditions,

business

prospects

or

opportunities,

future

plans

and

strategies,

projections

and
anticipated events

and trends

that affect

the Company

and its

industry.

Although management

of the

Company believes
that

the

expectations

reflected

in

such

forward-looking

statements

are

reasonable

and

are

based

on

reasonable
assumptions

and

estimates

as

of

the

date

hereof,

there

can

be

no

assurance

that

these

assumptions

or

estimates

are
accurate or that any of these expectations will prove accurate.
Actual

results

and

developments

are

likely

to

differ,

and

may

differ

materially,

from

those

anticipated

by

the
Company and expressed or implied by

the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions and risks which may prove to be incorrect.

Important assumptions relating to the forward-looking
statements contained in this AIF include, among other things,

assumptions concerning:
•

the Company’s business strategies, strategic objectives

and growth strategy;
•

the Company’s expected production volumes, rates

and costs;
•

the Company’s current and future capital resources

and the need for additional financing;
•

the Company’s ability to increase sales from new and existing customers, and the results of the successful completion of the Company’s current projects;
•

management’s expectation that the Company will achieve

growth and profitability;

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•

the Company’s overall financial performance;
•

the Company continuing to maintain sufficient

and effective production and research and development;
•

there being no significant reduction in the availability of

qualified and cost-effective human resources;
•

there will be adequate liquidity available to the Company

to carry out its operations;
•

the Company’s ability to obtain and retain key

personnel; and
•

the success of intellectual property applications.
By their nature, forward-looking statements require assumptions and are subject to inherent risks and uncertainties
including

those

discussed

herein.

There

is

significant

risk

that

predictions

and

other

forward-looking

statements

will

not
prove

to

be

accurate.

Readers

are

cautioned

to

not

place

undue

reliance

on

forward-looking

statements

made

herein
because a

number

of factors

could cause

actual future

results, conditions,

actions

or events

to differ

materially from

the
targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future

outcomes that

relate to

forward-looking statements

may be

influenced by

many factors,

including, but
not limited to, the risk

factors described under

the heading “Risk Factors”.

The Company cautions that

the foregoing list of
factors

is

not

exhaustive,

and

that,

when

relying

on

forward-looking

statements

to

make

decisions

with

respect

to

the
Company, investors

and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.
Although the forward-looking statements

contained in this AIF

are based upon

what management currently believes
to be reasonable assumptions, the Company cannot assure investors that actual results, performance or achievements will be

consistent

with

these

forward-looking

statements

and

additional

risks

and

uncertainties

discussed

in

the

Company’s
materials filed with the

Canadian securities regulatory

authorities from time

to time, available

under the Company’s

profile
on SEDAR at

www.sedar.com and on EDGAR at www.sec.gov. There can be no

assurance that forward-looking statements
will prove

to be

accurate, as actual

results and

future events

could differ materially

from those

anticipated in

such statements.
Accordingly,

readers

should

not

place

undue

reliance

on

forward-looking

statements.

Forward-looking

statements

are
provided

as

of

the

date

of

this

AIF,

and

the

Company

assumes

no

obligation

to

update

or

revise

such

forward-looking
statements to reflect new events or circumstances except as

required under applicable securities laws.
The

forward-looking

statements

contained

in

this

AIF

are

expressly

qualified

in

their

entirety

by

this

cautionary
statement and are made as of the date of this AIF or such

other date specified herein.
3.

Market and industry data
Unless otherwise indicated, information contained in

this AIF concerning the industry and the

markets in which the
Company operates, including

its general expectations, market

position and market

opportunity, is based on information

from
industry publications and

reports generated by

several third parties

and management estimates.

Unless otherwise indicated,
management estimates are derived from

publicly available information released by independent industry analysts and third-
party sources, as well

as data from the

Company’s internal research, and are

based on assumptions made by

the Company
based on such data and its knowledge of

such industry and markets, which the Company believes to be

reasonable. These
industry

publications

and

reports

generally

indicate

that

the

information

contained

therein

was

obtained

from

sources
believed to

be reliable,

but do

not guarantee

the accuracy

and completeness

of such

information. The

Company has

not
independently verified the

data in such

publications, reports

or resources, and

such information is

inherently imprecise. In
addition, projections,

assumptions and estimates

of the Company’s

future performance

and the future

performance of the
industry in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Forward-Looking

Statements” and “Risk Factors”.
4.

Corporate Structure
4.1.

Name, Address and Incorporation
PyroGenesis is a corporation

governed by the provisions

of the Canada Business

Corporations Act (“
CBCA ”) and
results from an amalgamation

completed on July 11,

2011,

under the CBCA, of Industrial

Growth Income Corporation

and
PyroGenesis

Canada

Inc.,

a

predecessor

entity

incorporated

on

June

5,

2006,

to

form

the

Company.

Prior

to

the

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amalgamation,

which

constituted

its

qualifying

transaction,

Industrial

Growth

Income

Corporation

was

a

capital

pool
company listed on the TSX- V.
The Company’s head and registered

office is located at 1744

William Street, Suite 200,

Montréal, Québec, Canada,
H3J 1R4.
4.2.

Subsidiaries
On

August

11,

2021,

PyroGenesis

acquired

all

of

the

issued

and

outstanding

shares

of

Pyro

Green-Gas

Inc.
(formerly AirScience Technologies

Inc.) (“
Pyro Green-Gas ”), a private corporation incorporated under the laws of Canada.
Pyro Green-Gas has three subsidiaries: 1) AirScience

Technologies

Pvt. Ltd., a private corporation incorporated under the
laws of India;

2) AirScience Italia

S.r.l., a

private corporation incorporated

under the laws of

Italy; and 3)

Alga-Labs Inc., a
private corporation

incorporated under

the laws

of Canada.

Pyro Green-Gas

owns 99.99%

of the

issued and

outstanding
shares of

AirScience

Technologies

Pvt. Ltd.

and

90.00%

of the

issued

and outstanding

shares

of AirScience

Italia

S.r.l.
Alga-Labs Inc. is a wholly owned subsidiary of Pyro Green-Gas.
5.

General Development of the Business
The following is a summary of the significant events

that have influenced the general development

of the business
of the Company over the last three completed years.
5.1.

Year Ended December 31,

2020
Business Highlights and Milestones
On

March

4,

2020,

the

Company

announced

the

successful

completion

testing

of

a

900

kilowatts

plasma

torch
system valued

at more

than

$1,000,000

which had

been installed

pursuant

to an

agreement

entered

into

on January

7,
2019, between the Company and RISE Energy Technology

Center AB, a Swedish company.
On March 24,

2020, the Company announced it

had received the first

payment of approximately $1.44

million under
the

Drosrite

International

Exclusive

Agreement

dated

August

29,

2019,

between

Drosrite

International

LLC

(“
Drosrite
International
”), a US-based company,

and PyroGenesis (the “
Drosrite International Exclusive

Agreement
”). Under the
terms

of

this

agreement,

Drosrite

International

had

received

the

required

rights

from

PyroGenesis

to

perform

Drosrite
International’s obligations under a 2019 agreement it had entered into with

Radian Oil & Gas Services Company, an oil and
gas services company

operating in the

Middle East (the

“
Dross Processing Service

Agreement
”). For more

information
on the Drosrite

International Exclusive Agreement, the

Dross Processing Services Agreement,

and the relationship

between
Drosrite International and PyroGenesis, see “Directors

and Executive Officers - Conflicts of Interest”.

On April 30, 2020, PyroGenesis announced it

had successfully completed the first phase of

a multi-phase modeling
contract with a

client that

aimed at

evaluating the

performance of

PyroGenesis’ proprietary

torches in an

existing iron

ore
industrial furnace. On

September 1,

2020, the

Company announced the

completion and acceptance

of its

modeling contract,
which demonstrated that replacing fossil fuel burners with PyroGenesis’ proprietary plasma torches could play a significant
role

in

reducing

the

client’s

greenhouse

gas

(“
GHG
”)

emissions

and

assist

the

client

in

attaining

its

GHG

reduction
objectives.
On June 11, 2020, the Company

announced it had signed a second multi-phase torch modeling contract, aimed at
evaluating the

performance of

PyroGenesis’ proprietary

torches in

an existing

iron ore

industrial furnace

with the

goal of
replacing existing fossil fuel burners with PyroGenesis’ plasma torches.
On August 18, 2020, the Company announced the realization of a development agreement with HPQ Nano Silicon
Powders Inc.

(“
HPQ Nano
”), a

wholly owned

subsidiary of

HPQ Silicon

Resources Inc.

(“
HPQ
”), which

aims to

transform
silicon

into

spherical

silicon

nano

powders

and

nanowires

for

use

in

lithium-ion

batteries.

The

agreement,

valued

at
approximately

$3,000,000,

includes

royalty

rights

on

the

future

sales

of

nano

silicon

powders

and

wires

by

HPQ

Nano,
royalty rights that can be converted by PyroGenesis into

a 50% ownership stake in HPQ Nano.
On September

4, 2020,

the Company

announced an

$11.5

million contract

to provide

waste destruction

systems
for two US Navy ships.

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On

September

22,

2020,

the

Company

announced

a

business

initiative

to

increases

its

presence

as

an

on-site
processor of aluminum dross, with the aim to reduce landfill waste, reduce harmful GHG emissions, and recover aluminum while minimizing the creations of potentially toxic minerals.
On November

24, 2020,

the Company

announced it

had signed

a plasma

torch contract

to provide

one high

powered
(approximately one

megawatt) plasma

torch with

ancillary equipment

to a

major iron

ore producer

in connection

with the
pelletization process.
On December 16,

2020, the Company

announced it had

signed an addition

al contract with

a US-based

tunneling
client to design, manufacture, test, and supply a plasma torch system tailored for tunneling.
Corporate Developments and Financings
On March

18, 2020,

the Company

completed a

$903,000 non-brokered

secured convertible

loan with

Fiducie de
Crédit Mellon Trust (the “ Pascali Trust
”), a trust of which Company’s Chief Executive Officer, P.

Peter Pascali, is a trustee,
officer

and

beneficiary

(the

“
2020 Convertible

Loan
”).

The

2020

Convertible

Loan

bore

interest

at

the

rate

of

12%

per
annum, with interest

payable in cash

on a quarterly

basis, had a

September 17, 2021,

maturity date,

and was convertible
into common

shares of

the Company

at a

conversion price

of $0.28

per common

share. The

2020 Convertible

Loan was
secured

by

a

hypothec

on

the

universality

of

all

of

the

present

and

after

acquired

moveable

property

and

assets

of

the
Company.

The

2020

Convertible

Loan

was

subsequently

converted

in

common

shares

in

accordance

with

its

terms

on
September 30, 2020, resulting

in 3,225,000 common shares

being issued. As the

2020 Convertible Loan was

provided by
the Pascali Trust,

the 2020 Convertible Loan

constituted a “related party

transaction” as defined in

MI 61 101. The

related
party transaction was exempt from

the formal valuation and minority

approval requirements of MI 61-101,

as the transaction
had

a

value

of

less

than

25%

of

the

Company’s

market

capitalization

(calculated

in

accordance

with

MI

61-101).

The
transaction was unanimously

approved by the

board of directors

of the Company.

See “Directors and

Executive Officers -
Conflicts of Interest”.
On July 28,

2020, the Company

requested that

the Pascali Trust

convert the

2020 Convertible

Loan on or

before
September 30, 2020.

The Pascali Trust

agreed to such

request subject to

the prepayment of

5 years rent,

plus estimated
yearly municipal taxes, no

later than December 31,

2020, for a

total prepayment of $1,438,530.

As a result

of the conversion
of the 2020 Convertible Loan, the Company saved approximately $110,000 of interest payments that would otherwise have been

required

to

be

paid

under

the

2020

Convertible

Loan.

The

agreement

with

the

Pascali

Trust

in

respect

of

the
prepayment

of

rent

constituted

a

“related

party

transaction”

as

defined

in

MI

61101.

The

related

party

transaction

was
exempt from the formal

valuation and minority

approval requirements of

MI 61-101, as

the transaction had

a value of less
than

25%

of

the

Company’s

market

capitalization

(calculated

in

accordance

with

MI

61-101).

The

transaction

was
unanimously

approved

by

the

board

of

directors

of

the

Company.

See

“Directors

and

Executive

Officers

-

Conflicts

of
Interest”.
On September 1,

2020, PyroGenesis announced that it

had acquired 4,000,000 units

of HPQ in

a private placement
at a

price of

$0.60 per

unit for

a total

investment $2.4

million. Each

unit consists

of one

common share

of HPQ

and one
common share of HPQ purchase warrant. Each warrant entitles the Company to purchase one common share of HPQ at a price of $0.61 for a period of 36 months following the

issue date.
On September

22, 2020,

at the

Company’s

annual general

meeting, the

five then

current members

of the

Board
were

re-elected

and

two

additional

nominees,

Ms.

Rodayna

Kafal

and

Mr.

Rodney

Beveridge,

were

also

elected

to

the
Board.
On

November

10,

2020,

the

Company

closed

a

bought-deal

short

form

prospectus

offering

(the

“
2020

Public
Offering
”) pursuant to an underwriting agreement dated October 20, 2020, entered into between the

Company and Mackie
Research

Capital

Corporation,

as

sole

underwriter

and

sole

bookrunner.

Under

the

2020

Public

Offering,

the

Company
issued 3,354,550 units of the

Company (“
2020 Units
”) at a price of

$3.60 per unit for

aggregate proceeds of $12,076,380,
including the

full exercise

of the

over-allotment option

by the

underwriter.

Each unit

is comprised

of one

Common Share
and one-half of one Common Share

purchase warrant. Each whole warrant (a

“
2020 Public Offering Warrant ”) entitles the
holder thereof to purchase one additional Common Share at an exercise price of $4.50. The 2020 Public Offering Warrants are governed by

a warrant indenture

dated November 10,

2020 (the “
2020 Warrant

Indenture
”). On March

15, 2021, the
Company announced

its exercise

of its

right under

the 2020

Warrant

Indenture to

accelerate the

expiry date

of the

2020
Public Offering

Warrants

to April

14, 2021.

The Company

paid the

underwriter

a

cash commission

equal to

6.5% of

the
gross proceeds of the 2020 Public

Offering and issued it an

aggregate of 191,414 non-transferable

compensation options,
which were

exercisable into

2020 Units

at a

price of

$3.60 per

unit at

any time

up to

24 months

from closing

of the

2020
Public Offering.

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On November 20, 2020, the

Common Shares commenced trading

on the TSX under the

trading symbol “PYR”, at
which time the Common Shares were delisted from the

TSX-
V.
On December 22,

2020, PyroGenesis announced

it had submitted

a formal application

to list its

Common Shares
on the NASDAQ.
5.2.

Year Ended December 31,

2021
Business Highlights and Milestones
On March 17, 2021, PyroGenesis announced that it

had received a grant from the Quebec

Ministry of the Economy
and Innovation to fund a project aimed at developing

a solution to recover residues of spent pot lining,

which are produced
in the primary aluminum industry and are considered harmful.
On April 8, 2021, PyroGenesis announced the appointment of

Ms. Nannette Ramsey as an independent director.
On

April

19,

2021,

PyroGenesis

unveiled

that

its

additive

manufacturing

NEXGEN

powder

production

line

was
operational and

producing

powders. PyroGenesis’

NEXGEN

plasma

atomization

system has

recorded

a production

rate
exceeding 25 kg/h, surpassing all published plasma-atomized

production rates for titanium known to the Company.
On May 27, 2021, PyroGenesis announced that it had received a grant from Sustainable Development Technology
Canada for

the financing

of the

development of

a novel

production

process to

transform

quartz into

fumed silica

using a
plasma

reactor,

reducing

hazardous

waste

and

GHG

emissions

attributed

to

the

established

fumed

silica

production
process.

On July 6, 2021, PyroGenesis

announced the signature of a

contract valued at approximately

$4 million with HPQ
Silica Polvere

Inc. (“
HPQ Polvere
”), a

wholly owned

subsidiary of

HPQ. Under

this contract,

PyroGenesis was

tasked to
design, develop and manufacture a

novel one-step plasma-based reactor and

process for the conversion

of quartz to fumed
silica.

The

contract

includes

annual

royalty

payments

by

HPQ

Polvere

to

PyroGenesis

on

future

sales

arising

from

the
project and PyroGenesis may,

at any time, convert said royalties into a 50% ownership stake in HPQ Polvere.
On August 17,

2021, the Company

announced the signing

of a

$1.2 million contract

for two

air plasma torch

systems
with an existing Asian client. These torches are to be incorporated into the client’s medical waste destruction

systems.
On

September

22,

2021,

PyroGenesis

announced

that

Pyro

Green-Gas

had

been

selected

to

supply

its

landfill
biogas purification system

to Carbonaxion Bioénergies Inc.,

the promoter of

the GNR Neuville

project, which is

being carried
out at the environmental complex of the Régie régionale

de gestion des matières résiduelles de Portneuf.
On October 19, 2021, PyroGenesis announced that

it had been awarded an Innovative Solutions Canada

phase 2
(prototype development) contract to develop a unique hybrid ceramic powder processing system for the National Research
Council Canada, Canada’s largest federal research

and development organization.
On

October

20,

2021,

PyroGenesis

announced

the

creation

PyroGenesis

Aluminum,

a

new

division

bringing
together PyroGenesis’

aluminum industry

offerings to

provide the

following primary

products and

services:

i) DROSRITE
sales and tolling services; ii) conversion

of dross residues into valuable chemicals; iii)

upstream applications where plasma-
based solutions

are expected

to reduce

GHG emissions;

iv) high

powered plasma

torches geared

to replacing

fossil fuel
burners; and v) conversion of spent pot lining residues

into a valuable end-product.
On October

28, 2021,

PyroGenesis announced that

it had

been selected

to provide

a $9.2

million land-based system
to destroy

perfluoroalkyl and

polyfluoroalkyl substances.

The Company

would provide

its plasma

based thermal

process
equipment in a two-phase

project geared toward providing

a land-based system

to destroy these substances.

On October
7, 2022, the Company announced that contract negotiations had been suspended and discontinued.
On December

8, 2021,

PyroGenesis announced

the launch

of a

new zero-carbon

emission hydrogen

production
project

which

aims

to

compete

with

conventional

technologies

to

produce

an

environmentally

friendly

hydrogen.

If
successful,

PyroGenesis’

new

hydrogen

production

technology

would

convert

methane

to

hydrogen,

thereby

creating

a
zero-carbon emission hydrogen.

Table

of Contents

Corporate Developments and Financings
During the year, the Company repurchased and cancelled 840,094 common shares at a weighted average price of
$4.96 per share, for total cash considerations of $4,183,617,

including commissions of $16,678.
On January 12, 2021, PyroGenesis announced

that it intended to implement a normal

course issuer bid according
to which the Company could purchase

over a twelve-month period up

to 5,000,000 common shares (approximately

3.14%
of the then issued and outstanding).
On March 3, 2021, PyroGenesis announced the appointment

of Mr. Ben Naccarato

as an independent director.
On March 10,

2021, the Company

announced that

its application to

list its Common

Shares on the

NASDAQ had
been approved. Trading commenced on March 11, 2021, under the ticker symbol “PYR” and trading of its Common Shares ceased to be traded on the OTCQB. In connection with the NASDAQ listing, the Company announced that, to maintain the
overall

independence

of

the

Board

of

Directors,

Mr.

Michael

Blank

resigned

as

a

director

and

member

of

the

Audit
Committee but would continue to serve as the Company’s

acting Chief Financial Officer.
On August

11,

2021, PyroGenesis

finalized

its strategic

acquisition

of Pyro

Green-Gas

and its

subsidiaries

for a
total cash

consideration of approximately

$4.4 million. Montreal-based

Pyro Green-Gas designs

and builds

(i) gas upgrading
systems to convert

biogas into renewable

natural gas (“RNG”), (ii)

pyrolysis-gas purification systems, (iii)

biogas and landfill-
gas flares

and thermal

oxidizers, and

(iv) systems

for the

purification of

coke-oven gas

(a by-product

in the

primary steel
industry arising from

the conversion of coal

into coke) into high

purity hydrogen. Pyro

Green-Gas is also known

for its line
of landfill gas flares which reduce GHG emissions from

landfills.
On September 20, 2021, PyroGenesis announced that it had been added to the FTSE

Global Total

Cap Index and
FTSE Global

Micro Cap

Index. The

FTSE Global

Total

Cap Index

is a

market-capitalization

weighted index

representing
the performance of

large, mid and

small cap stocks,

across emerging and

developed companies.

The FTSE Global

Micro
Cap

Index

provides

deep

representation

of

micro

cap

stocks.

Both

indexes

are

used

as

the

basis

for

performance
benchmarks and investment products, such as funds, derivatives, and exchange-traded funds by investment professionals
globally.
On September 27,

2021, PyroGenesis announced the

appointment of Mr. Andre Mainella,

as Chief Financial

Officer
(CFO) of the Company.
5.3.

Year Ended December 31,

2022
Business Highlights and Milestones
On February 2, 2022,

PyroGenesis announced the

receipt of a US$3,000,000

purchase order for

the first of

three
10-tonne DROSRITE systems from an existing client.
On February 7,

2022, PyroGenesis

announced that

it had signed

an agreement

with a European

research center
for the

sale

of a

plasma

torch

system which

will

be used

to develop

a process

to convert

hydrocarbons,

including GHG
producing gases such as methane, into non-hazardous

chemicals.
On April

25, 2022,

PyroGenesis confirmed

that the

Company’s DROSRITE

dross recovery

technology (a

total of
seven DROSRITE systems) had been successfully commissioned

for Ma’aden Aluminum.
On May

19, 2022,

PyroGenesis announced

that it

had completed

a commercial

order for

titanium powders.

The
order

derived

from

the

Company’s

partnership

agreement

with

Aubert

&

Duval,

a

multinational

specializing

in

upscale
metallurgy,

and

the

powder

in

question

was

produced

at

PyroGenesis’

production

facility

using

its

NexGen

plasma
atomization system.
On

September

7,

2022,

the

Company

announced

that

it

had

been

selected

by

an

international

producer

of
magnesium metal, to

test PyroGenesis’

zero-emission plasma torches as

part of their

process for transforming mining

waste
and recycled minerals into high-value metal.
On October

6, 2022,

PyroGenesis

confirmed

that

its Gen3

PUREVAP

Quartz

Reduction

Reactor pilot

plant had
completed the

month-long power-up

process and

was initiating

the testing

phase of

its transformation

of quartz

into high

Table

of Contents

purity

silicon.

The

plant

is

designed

to

produce

multiple

systems

that

can

operate

under

harsh

conditions,

including

at
extremely high temperatures and under vacuum.
On November 2, 2022, PyroGenesis announced that it had passed its annual quality audit for two key international standards: ISO 9001:2015, and AS9100D.

The audits encompassed all of

PyroGenesis’ facilities for the purpose

of meeting
compliance with the existing quality management designations.
On November 10, 2022, PyroGenesis

announced that it had successfully

produced hydrogen from methane

using
zero-carbon emission hydrogen production technology.
Corporate Developments and Financings
On October

19, 2022, PyroGenesis

announced the

completion of

a non-brokered

private placement

consisting of
the issuance and

sale of 1,014,600

units of the

Corporation at a

price of $1.30

per unit, for

gross proceeds of

$1,318,980
to the Company.

Each unit consisted

of one Common

Share and one

warrant entitling the

holder thereof to

purchase one
Common Share at a price of $1.75 until October 19, 2024.
On November 22,

2022, PyroGenesis received

a notice (“Notice”)

from the NASDAQ

stating that the

Company is
not in compliance

with the

minimum bid

price requirement

(“Minimum Bid

Requirement”) of

US$1.00 per

share under

the
NASDAQ Listing

Rule 5550(a)(2) based

upon the

closing bid

price of

the Company’s Common

Shares for

the 30

consecutive
business days prior

to the date

of the Notice.

The Notice has

no immediate effect

on the listing

or trading of

the Common
Shares on NASDAQ,

and the Company’s

operations are not

affected by the

receipt of the

Notice. Under NASDAQ

Listing
Rule

5810(c)(3)(A),

the

Company

had

180

calendar

days

from

the

date

of

the

Notice,

or

until

May

22,

2023,

to

regain
compliance with the Minimum Bid Requirement, during which time the Common Shares will continue to trade on NASDAQ.
If at

any time

before May 22,

2023, the bid

price of

the Common Shares

closes at

or above

US$1.00 per share

for a minimum
of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

If the Company
does

not

regain

compliance

with

the

Minimum

Bid

Requirement

by

May

22,

2023,

the

Company

may

be

eligible,

upon
satisfaction of certain NASDAQ listing

requirements, for an additional

period of 180 calendar days

to regain compliance or
the

Common

Shares

may

be

subject

to

delisting

from

NASDAQ.

The

Company

will

closely

monitor

the

situation

and

is
considering various strategies to regain compliance with the Minimum

Bid Requirement under the Nasdaq Listing Rules.
5.4.

Recent Developments
On January

10,

2023,

PyroGenesis

announced

a contract

to provide

its SPARC™

refrigerant

waste destruction
system to

a subsidiary

of The

Trust

for the

Destruction of

Synthetic Refrigerants,

a New

Zealand government

-mandated
organization. The project,

initially valued at $6

million, aims to assist

New Zealand in its

stated goals of reducing

synthetic
gas emissions by 25% no later than 2035.

On January 12, 2023, PyroGenesis announced

an initial contract with a

major European multinational chemical, oil,
and gas conglomerate to assess the

applicability of PyroGenesis’ plasma torches for use

in the client’s chemical production
process.
On

January

17,

2023,

PyroGenesis

announced

that

Pyro

Green-Gas

signed

a

contract

with

a

North

American
lithium-ion battery

recycler

for the

delivery of

a system

to decontaminate

the dust

generated during

the battery

recycling
process.
On February

8, 2023,

PyroGenesis announced

that Mr.

Alan Curleigh

is returning

to lead

PyroGenesis’ Board

of
Directors

as

Chair.

Mr.

P.

Peter

Pascali

stepped

down

as

Chair

and

will

continue

to

serve

as

Chief

Executive

Officer,
President and Director of PyroGenesis. The Board now

has eight directors, of whom six are independent.
On March 8, 2022,

PyroGenesis announced the

completion of a non-brokered

private placement consisting

of the
issuance and sale

of 5,000,000 units

of the Company

at a price of

$1.00 per unit, for

gross proceeds of $5,000,000

to the
Company. Mr. Pascali subscribed to 2,500,000

Units under the

private placement. Each

unit consists of

one Common Share
and one warrant entitling the holder to purchase one Common Share at a price of $1.25 until March 7, 2025. The Common
Shares

and

warrants

issued

in

connection

with

the

private

placement

as

well

as

the

Common

Shares

underlying

the
warrants are subject to a hold period of four months and one day from the date of closing.

Table

of Contents

6.

Business of the Company
6.1.

General

PyroGenesis

is

a

high-tech

company

and

a

leader

in

the

design,

development,

manufacture,

and
commercialization

of

advanced

plasma

processes

and

sustainable

solutions

aimed

at

reducing

GHG

and

providing
economically

attractive

alternatives

to

conventional

“dirty”

processes.

PyroGenesis

has

created

proprietary,

patented,
advanced

plasma

technologies

that

are

being

vetted

and

adopted

by

industry

leaders

in

five

markets:

(i)

iron

ore
pelletization; (ii) aluminum; (iii) waste management; (iv)

steel making; and (v) additive manufacturing.
With a team of experienced engineers, scientists and technicians working at its Montreal head office and 3,800 m2 and 2,940 m2

manufacturing facilities, the

Company endeavours to

continuously innovate and provide

original and inventive
cleantech products to the marketplace. Its core competencies allow PyroGenesis to provide plasma torches, plasma waste processes, high-temperature metallurgical

processes, and additive manufacturing

powders to the global

marketplace. The
operations of PyroGenesis are ISO 9001 and AS9100D

certified.
6.2.

Products and Services
The Company’s specialized products and

services are commercialized to

customers operating in a

wide range of industries,
including

the

defense,

metallurgical,

mining,

advanced

materials

(including

3D

printing),

oil

&

gas,

and

environmental
industries. The products and services of PyroGenesis

include:
•

Plasma torches systems, used for, among other things, replacing conventional burners in pelletizing of iron ore furnaces (mining sector) and other industrial furnaces

(mainly metallurgy sector);
•

Waste destruction and waste-to-energy systems,

offered predominantly to customers in the environmental
and defense industries, and for the destruction of end-of-life refrigerants;
•

Systems for

the recovery

of aluminum

and other

metal from

dross (a

residue

generated by

primary and
secondary metal producers), offered mainly to customers

in the mining and metallurgical industries;
•

Production

of

high

purity

spherical

metal

powders,

which

are

predominantly

offered

to

customers

in

the
additive manufacturing (also known sometimes as 3D printing)

industry;
•

Development

of

processes

to

produce

high

purity

silicon

metals,

nano

powders

and

nanowires,

offered
predominantly

to

customers

in

the

mining

and

metallurgical

industries

as

well

as

those

in

the

battery
manufacturing and/or disposal business;
•

Systems

for

upgrading

of

biogas

and

landfill

gas

into renewable

natural

gas,

used

in

the

environmental
industry;
•

Systems

used

in

the

petrochemical

and

metallurgical

industries

for

the

purification

of

industrial

gases,
including

the

extraction

of

hydrogen

from

coke

oven

gas,

the

purification

of

natural

gas

into

high

purity
methane, and the purification of pyrolytic gases;
•

Development of a process to produce fumed silica, used

in the polymer, cosmetics,

and paint industries;
•

Installation, commissioning, and start-up services; and
•

Internally and externally funded research and development

projects.
Plasma Torches for Iron Ore Pelletization
PyroGenesis

manufactures

and

commercializes

proprietary

plasma

torches

and

plasma

torch

systems

used

to
replace fossil

fuel burners

in industrial

iron ore

pelletization process.

The Company’s

plasma torches

can heat

gas up

to
10,000°F,

which is as hot as the surface of the sun.
Pelletization is the

process in which

iron ore fines

are agglomerated into

small balls with

some additives and

then
heated

at

high

temperatures

in

an

induration

furnace

to

make

them

more

resistant.

The

resulting

pellets

are

then

used

Table

of Contents

downstream and typically on a different site to make iron and steel in blast furnaces and in direct reduction of iron (DRI). In
conventional technology,

the process

heat is

provided by

fuel oil or

natural gas

burners. The

combustion of

fossil fuels

in
these burners results in the production

of GHGs, notably carbon dioxide. Because plasma

torches use renewable electricity
to generate heat, they offer an environmentally

attractive alternative to fossil fuel burners.
The objective of

the Company is

to be

a significant player

in the

world-wide movement to

reduce the carbon

footprint
in mining and

manufacturing. PyroGenesis

offers a patented

process to replace

fossil fuel burners

with electrically heated
plasma torches, thereby reducing GHG emissions for

the iron ore pelletization industry. The Company believes its solutions can be economically attractive

with greater environment

benefits than the traditional

alternatives. By using

the Company’s
solutions, companies

can convert

their existing

burners

and systems

often without

needing to

shut down

their facility

for
installation and with minimal changes to their processes.
Waste Destruction and Waste-to-Energy

Systems
PyroGenesis manufactures and

commercializes a broad

range of waste destruction

and waste-to-energy systems
to customers in the environmental and defense industries. At the core of these systems are the Company’s plasma torches
and

plasma

gasification

reactors.

The

Company

believes

it

offers

one

of

the

most

complete,

easy-to-operate,

high
temperature,

plasma-based

treatment

systems.

The

waste

destruction

and

waste-to-energy

systems

offered

by

the
Company include the following:
•

Plasma Arc Waste Destruction Systems

(“
PAWDS ”) for waste destruction onboard ships;
•

Steam

Plasma

Arc

Refrigerant

Cracking

(“
SPARC
”)

systems

for

the

destruction

of

certain

refrigerants,
including

chlorofluorocarbons

(“
CFCs
”),

hydrofluorocarbons

(“
HFCs
”)

and

hydrochlorofluorocarbons
(“ HCFCs ”);
•

Plasma Arc Chemical

Warfare Agent

Destruction Systems

(“
PACWADS
”), which

are mobile platforms

for
the onsite destruction of chemical warfare agents;
•

Plasma

Resource

Recovery

Systems

(“
PRRS
”)

for

land-based

waste

destruction

and

waste-to-energy
applications;
•

Plasma torches for waste gasification and combustion; and
•

Plasma Arc Gasification and Vitrification (“
PAGV ”).
Plasma Arc Waste Destruction System (PAWDS)
Originally

developed

by

the

Company

in

the

late

1990s

for

the

gasification

of

waste

onboard

US

Navy

aircraft
carriers, PAWDS

was the

first plasma

destruction system

for marine

use on

US Navy

aircraft carriers.

PAWDS

uses the
plasma eductor for the fast gasification

of milled waste. Navy waste

is comparable to the combustible

fraction of municipal
solid

waste,

comprised

of

paper,

cardboard,

plastics,

wood

and

rags.

Since

launching

PAWDS

in

1999,

the

Company
received orders

for four

PAWDS

for the

US Navy,

two of

which have

been delivered

and installed

on the

Gerald R.

Ford
(CVN-78) and the

John F.

Kennedy (CVN-79) aircraft

carriers, and two

of which are

to be installed

in two planned

aircraft
carriers during

the construction

of those

vessels. Developed

in collaboration

with the

US Navy,

at 1/5th

the size

and half
the weight of a

typical marine incinerator, the patented PAWDS has a capacity of 3.5 tons/day. PAWDS

is a highly compact,
inherently safe and efficient alternative to the shipboard

waste incinerators.
Steam Plasma Arc Refrigerant Cracking (SPARC)
The SPARC

process is

the Company’s

patented technology

for the

destruction of

old refrigerants

such as

CFCs,
HFC and HCFCs. The system is pre-assembled on skids

and has demonstrated high destruction and removal efficiency of
more

than

99.9999%.

The

SPARC

system

uses

a

water

vapour

(steam)

torch

to

destroy

the

refrigerants

quickly

and
efficiently. The system is designed to handle wastes that have very high chlorine and fluorine content. An integrated caustic
scrubber ensures that

hydrochloric acid (HCl)

and hydrofluoric acid (HF)

emissions are well

below accepted limits. The

base
system is designed for a destruction capacity of 50 kilograms per hour based on the refrigerant R12.
Plasma Arc Chemical Warfare Agent

Destruction System (PACWADS)
PACWADS

was developed by the Company

for the US and UK

special forces to destroy

chemical warfare agents
on site. The system

is installed on

two trailers and

can be deployed

quickly in areas

where chemical warfare

agents must

Table

of Contents

be immediately destroyed. Performance tests

on simulants have demonstrated destruction

and removal efficiency

of more
than 99.99999%.

The system

is designed

to destroy

the equivalent

of two

barrels (or

approximately 318

litres) per

day of
sarin, a deadly nerve gas, and is also suitable for the destruction of a variety of other chemical warfare agents.
Plasma Resource Recovery System (PRRS)
The PRRS is used to convert waste to syngas (synthesis

gas) and inert slag (a glass-like by-product left

over after
a desired

metal

has

been

separated

(i.e.,

smelted)

from

its

raw ore).

The

PRRS

combines

a direct

current

graphite

arc
furnace, where the

inorganic portion of

waste is vitrified,

and the organic

portion is gasified.

The produced

syngas is then
cleaned up in a

plasma-fired eductor, similar to the one used

in the PAWDS technology, where tars are converted into clean syngas (i.e. carbon monoxide and hydrogen).

The resulting syngas is further cleaned

of contaminants (such as HCl, sulfur
compounds, particulates

and volatile heavy

metals) using filters

and scrubbers.

The resulting syngas

can be used

as fuel
in a gas engine. The inert slag can be used as construction

material.
Plasma Torches

for Waste Gasification Systems
PyroGenesis’

plasma

torch

systems

are

used

in

waste-to-energy

applications,

advanced

material

production,
metallurgical

processing,

thermal

treatment

and

nanotechnology

manufacturing.

As

a

cleantech

alternative

to

fossil

fuel
burning, PyroGenesis’ electricity-driven plasma torch systems are easy to operate and offer a high level of safety, reliability and service life of wear components.
Plasma Arc Gasification and Vitrification (PAGV)
PAGV systems convert incinerator ash and other hazardous inorganic material to an inert, non-toxic slag. Slag is a
glass like

material, composed

of several

oxides, typically

silica

based. Using

the Company’s

unique furnace

design, the
proprietary arc plasma technology uses graphite electrodes and an electrical current to create arcs between the electrodes and the melt, generating a high

temperature environment (typically above 1500°C) and melting the mineral matter into slag.
This slag can be

used in a wide

range of applications, namely as

a building material for construction (e.g.

aggregate asphalt
and flooring as

well as partial

replacement for

cement in

concrete). The

PAGV

systems minimize

future legacy

issues for
operators of

incinerators (notably

municipalities

as well

as managers

of incineration

operations

for industrial,

hazardous,
biomedical, and animal

(slaughterhouse) waste) with a

relatively simple melting

process for their

grate and fly

ash. Asbestos
waste from decommissioning operations is also an excellent use for this technology.
Systems for the Recovery of Aluminum and Other

Metal from Dross
Dross, a by-product of the

smelting process for aluminum and other metals, presents

the metallurgical industry with
challenges

and

opportunities.

A

dross

is

normally

composed

of

roughly

60%

metal

and

40%

residue.

Traditional

dross
treatment techniques

typically contaminate

the residues

with salt.

Metallurgical companies

aim to

recover metal

found in
dross while properly disposing of the oft-contaminated

residue.
PyroGenesis produces

systems for

the recovery

of aluminum

and other

metal from

dross through

its DROSRITE
process. This

process is

a salt-free,

cost-effective, sustainable

process for

maximizing metal

recovery from

dross without
any hazardous by-products. By using the DROSRITE technology, the residues can be converted into high-margin chemical and metallurgical

products, including ammonium

sulphate and

aluminum sulphate. DROSRITE

allows the

treatment of dross
at its

source of

generation in a

controlled atmosphere,

tilting rotary furnace,

and minimizes

costly loss

of metal

while reducing
a smelter’s carbon footprint and energy consumption.

Table

of Contents

The following images compare the traditional

process for the recovery and treatment

of dross with the DROSRITE
process:
These systems are predominantly offered to customers in the metallurgical industry, targeting mainly the aluminum and zinc industries.
Production of High Purity Spherical Metal Powders
The Company

produces

high purity

spherical

metal

powders

through

its plasma

atomization

process,

which

are
predominantly offered to customers in the additive

manufacturing (also known as 3D printing) industry.
PyroGenesis’

plasma

atomization

process

(known

as

NEXGEN

plasma

atomization)

allows

the

Company

to
produce and

sell high purity

spherical metal powders,

including titanium alloy

powders. Many existing

reactive metals cannot
easily

be

transformed

into

high

purity

spherical

powders,

especially

not

in

finer

size

cuts

such

as

-45μm/+15μm.
PyroGenesis’ NEXGEN process

offers an

improved yield

in the

finer size

cuts along

with a

higher production

rate. In

addition,
PyroGenesis can

convert a

wider variety

of metals

and alloys

into high

purity spherical

powders since

its plasma

torches
use argon gas and the reactor is backfilled with argon. This ensures the powders produced are not exposed to any oxygen
during the

production process

and, as

a result,

PyroGenesis is

able to

produce high

purity powder

such as

titanium alloy
powders (Ti 6Al-4V grade 23).
Development of Processes to Produce High Purity

Silicon Metals, Nano Powders and Nanowires
The Company

is developing

processes

to produce

high purity

silicon metals

through

its PUREVAP

process

and
nano powders and

nanowires through

its PUREVAP

NSiR process.

These applications are

expected to be

predominantly
offered to

customers in

the mining

and metallurgical

industries, including

those involved

in the

making and/or

disposal of
batteries.
PUREVAP is a patent pending, one-step proprietary process being developed by the Company that uses a plasma arc within

a vacuum furnace

to produce

high purity metallurgical

grade silicon and

solar grade silicon

from quartz. PUREVAP
reduces the

quartz with

carbon using

a plasma

submerged

arc. Under

vacuum,

and at

very low

operating

pressure, the
silicon is

refined in

a one-step

process removing

impurities and

transforming

it to

a purer

form, resulting

in a

high purity
silicon.

The

Company

expects

that

the

silicon

grades

produced

by

PUREVAP

will,

when

commercialized,

be

used

for
different applications, including solar energy.
The PUREVAP

NSiR process

is designed to

transform silicon

into spherical

silicon nano

powders and

nanowires
for use

in lithium-ion

batteries. This proprietary

process is

designed to

be highly

scalable and

is hoped

to allow

the production
of silicon

nano

powders

in

large

quantities

at

a competitive

cost

with

other

materials

used

in

the

lithium-ion

space.

The
PUREVAP NSiR can

use different purities of silicon as feedstock.
HPQ

Nano

acquired

the

intellectual

property

rights

to

the

PUREVAP

NSiR

system

in

2020

and

PyroGenesis

is
entitled to a royalty of 10% on the future sales of nano silicon powders and wires by

HPQ Nano, subject to the terms of the
contract.

The

royalty

stream

can,

at

any

time,

be

converted

by

PyroGenesis

into

a

50%

ownership

of

HPQ

Nano.
PyroGenesis has retained

a royalty-free, exclusive,

irrevocable, worldwide

license to use

the new system

for all purposes
other than the manufacturing of nano silicon powders and wires.

Table

of Contents

Upgrading of Biogas and Landfill Gas Into Renewable

Natural Gas (RNG)
Through Pyro

Green-Gas, the

Company offers

equipment for

the upgrading

of biogas

and landfill

gas into

RNG.
Pyro

Green-Gas'

equipment

combines

different

technologies

and

effects

the

removal

of

contaminants

from

biogas

and
landfill gas,

such as

hydrogen sulfide,

oxygen nitrogen,

volatile organic

compounds,

and moisture.

Pyro Green

-Gas can
offer both individual equipment and fully integrated

turnkey systems to its customers.
Systems for the Purification of Industrial Gases
Through Pyro

Green-Gas, the Company

offers equipment for

gas purification and

air emission

controls. Pyro Green-
Gas can

offer

both individual

equipment

and fully

integrated

turnkey systems

to its

customers. The

technologies

can be
used,

for

example,

for

coke

oven

gas

purification,

natural

gas

purification

into

high

quality

methane,

and

purification

of
pyrolytic gas and syngas (similar to the substances produced during the application of the Company’s PRRS).
Development of a Process to Produce Fumed Silica

From Quartz
This plasma-based process allows a direct quartz-to-fumed silica transformation, removing the usage of hazardous
chemical in the conventional making of fumed silica

and eliminating the hydrogen chloride gas normally

associated with its
manufacturing.

Furthermore,

the

process

requires

15,000

kWh

to

produce

a

metric

ton

of

fumed

silica,

representing

a
significant reduction in the energy footprint normally associated with manufacturing fumed silica. And because the process
uses quartz as

feedstock, it is

expected that capital

requirements to build

a plant using

this plasma-based

process will be
significantly less than the capital requirements required to build a traditional fumed silica plant.
HPQ Polvere acquired the intellectual property

rights to the fuming silica

patent in 2021 and PyroGenesis is

entitled
to a royalty

of 10% on

the future

annual gross

sales of fumed

silica by HPQ

Polvere, subject

to the terms

of the contract.
The royalty stream can,

at any time, be

converted by PyroGenesis

into a 50% ownership

of HPQ Nano.

PyroGenesis has
retained

a

royalty-free,

exclusive,

irrevocable,

worldwide

license

to

use

the

new

system

for

all

purposes

other

than

the
manufacturing of nano fumed silica.
6.3.

Installation & Servicing
PyroGenesis

offers

to

its

client

installation,

commissioning,

and

start-up

services.

These

services

are

typically
quoted

as

an

option

in

equipment

sales

contracts.

Separately,

PyroGenesis

offers

aftersales

services

to

its

customers,
including the sale of spare and replacement parts, consumable parts, and onsite or remote service on installed systems.
6.4.

Internally and Externally Funded Research and Development

Projects
The

Company

relies

on

a

combination

of

internally

funded

and

externally

funded

R&D

to

grow

its

intellectual
property portfolio.

For externally

funded R&D,

the company

typically retains

intellectual property

rights for

the developed
technology,

while providing

licensing rights

to the client

in the sector

of application

and the

geographic area

of interest

to
the client.
6.5.

Markets and Opportunities
Waste Destruction and Waste-to-Energy

Systems
Marine Waste Treatment

Market (PAWDS)
Marine waste has been

an issue for lawmakers

and corporations for decades.

The disposal of waste

overboard is
harmful

to

the

marine

environment.

National

governments

and

international

organizations

(such

as

the

International
Maritime Organization) have adopted

rules to minimize the discharge

of harmful waste and

effluents from commercial

and
non-commercial ships.

At the

same time,

onboard storage

of waste

takes up

valuable space

within the

hull of

a ship

and
the eventual disposal in port is

costly and, if not handled properly, harmful to the environment. To mitigate this, modern ship builders have incorporated onboard marine incinerators

to treat waste. However, these incinerators

also occupy significant
space, sometimes ascending through several decks of

a ship.

Table

of Contents

PyroGenesis’ PAWDS

provides an innovative

solution to these

issues. The

entire system

can fit in

the headroom
of a single

deck. It

is also

capable of

being started

up or

shut down

in a matter

of minutes.

Finally,

it does

not create

the
same level of GHG and other harmful emissions associated

with traditional incinerators.
At present, the

most attractive target

market for the

PAWDS

is military navies.

PyroGenesis has and

continues to
do

business

with

the

US

Navy

and

its

contractors.

PyroGenesis

has

already

outfitted

US

Navy

aircraft

carriers

with

its
PAWDS

and will

continue

aggressively

exploring this

market. The

price of

each

PAWDS

built for

the US

Navy

currently
ranges between US$5 to 6 million and new US aircraft carriers are built every five to seven years.
In addition to new navy vessels, PyroGenesis also sees a potential market in the retrofitting of existing ships. As of
March 2023,

the U.S.

Navy fleet

comprises approximately

240 active

in commission

ships, including

11

aircraft carriers.
1

The Company

believes some

or all

of these

existing aircraft

carriers may

be candidates

for retrofitting

their legacy

waste
management systems with a PAWDS.
Waste-to-Energy Market (PRRS)
Waste management is a large and

growing market on a global scale. The methods

of managing waste are shifting
from disposal towards recycling and

resource recovery.

Governments, industries, and society

in general are seeking more
sustainable waste management

practices that have

lower environmental impacts

than traditional solutions

such as landfill
or incineration.
Just as

responsible waste

treatment systems

are seen

as an environment

and societal

priority,

solutions that

are
capable of

transforming waste

into energy

has also

seen major

growth on

a global

scale. Recent

research identified

the
global waste to energy

market as valued in excess of

US$35 billion in 2019, with

projections that it will

exceed US$50 billion
by 2027.
2

PyroGenesis looks to continue to expand its business in this fast-growing area. The Company believes its PRRS is already a viable and economic alternative for small capacity projects compared to conventional incinerators.

The system is
well suited for the

decentralized treatment of industrial, hazardous, and

clinical waste. As such, in

the short to medium

term,
the

Company

is

targeting

markets

that

are

readily

accessible

for

plasma

waste-to-energy

conversion,

which

include
industrial, hazardous, non-hazardous remote communities, military bases, and medical wastes. In the medium

to long term,
the Company also intends to target the municipal solid

waste market with larger system capacities of up to 100

tons/day.
PyroGenesis is currently engaged in pilot testing of its PRRS technology with two

Canadian clients. The aim of the
testing is to

establish the design

basis for larger

commercial systems

that will be

proposed to the

customers following

the
end of pilot

testing. PyroGenesis

is working with

one such client,

Aluminerie Alouette,

to create a

plasma solution to

treat
the

hazardous

solid

wastes

produced

by

this

industrial

client.

The

Aluminerie

Alouette

project

aims

to

not

only

produce
energy rich

syngas that

the client

will use

to reduce

its consumption

of purchased

fuels, but

also to

generate a

valuable,
safe material from the client’s waste.
End-of-Life Refrigerant Destruction (SPARC)
The

international

community

has

long

recognized

that

certain

substances

have

been

having

harmful

effects

of
ozone depleting substances (“ODS”) as well

as impacting climate change. These substances

often attack the ozone layer,
the protective shield

that covers

earth’s atmosphere

and protects its

ecologies and inhabitants

from harmful solar

UV and
UVC

radiation.

They

also

can

lead

the

emission

of

GHGs,

which

alters

the

global

climate.

Refrigerants

used

in

the
refrigeration

cycle

of air

conditioning

systems

and

heat

pumps

have

played

a significant

factor

in

both.

CFC

and HCFC
refrigerants are potent ODSs, while CFC, HCFC, and HFC

refrigerants all contribute to GHG emissions.

While emissions

from ODS

have started

to fall

and the

ozone layer

slowly heal,

there remains

an active

need for
safe

and

effective

means

of

controlling

and

disposing

of

these

harmful

refrigerants.

PyroGenesis’

SPARC

system

uses
plasma technology

to destroy

CFCs, HCFCs

and HFCs,

including from

end-of-life cooling

apparatus. These

gases must
typically be destroyed when they cannot be recycled.
1

https://www.nvr.navy.mil/NVRSHIPS/FLEETSIZE.HTML.
2

https://www.alliedmarketresearch.com/waste-to-energy-
market#:~:text=The%20global%20waste%20to%20energy,4.6%25%20from%202020%20to%202027.

Table

of Contents

PyroGenesis

continues

to

explore

potential

applications

for

the

SPARC

technology,

especially

in

markets

with
limited conventional incineration capacity.

An example is the project initiated with The Trust for the Destruction of Synthetic
Refrigerants,

a

New

Zealand

government-mandated

organization,

in

which

the

SPARC

system

will

be

used

to

destroy
refrigerants and assist New Zealand in its ambitious goals

to reduce synthetic gas emissions.
Plasma Torch Market
A plasma

torch

is a

device

for generating

a

directed

flow

of

plasma

and,

as indicated

in

numerous

parts

of

this
document,

can

be

used

in

several

applications.

PyroGenesis’

plasma

torches

are

used

in,

among

other

things,

waste
treatment systems

(waste gasification

and vitrification),

its PAWDS

and PRRS

systems,

thermal spray

(plasma spray)

in
advanced materials production, and metallurgical applications.
Plasma torches can

be effective

and relatively

safe replacements

to conventional

fuel or gas

burners in industrial
furnaces. For

example, customers

use PyroGenesis’

patented pelletizing

apparatus

to perform

the induration

of iron

ore
concentrate pellets in

a tunnel

furnace heated by

plasma torches. By

using PyroGenesis’ electricity powered

plasma torches
instead of

burning natural

gas, heavy

oil, or

pulverized

coal to

power burners,

the generation

of harmful

GHGs

(notably
carbon dioxide) is greatly reduced relative to conventional iron ore pelletizing processes.
The Company

sees excellent

potential for growth

in the

sale of plasma

torch systems.

The global

iron ore

pellets
market alone

already exceeds

US$45 billion

and the

demand for

iron ore

pellets is

expected to

near 540,000

kilotons by
2027.
3

To date, PyroGenesis

occupies only a fraction of this market. But given the global appetite for more environmentally sustainable and economically viable industrial solutions, the Company expects more new and existing customers to look to refit existing burners with its plasma torch systems and

considers itself well placed to see growth in this area.

Systems for the Recovery of Aluminum and Other

Metal from Dross
Dross is a by-product of the smelting process for aluminum

and other metals. As described early in this document,
dross presents

both a challenge

and an opportunity

for those in

the metallurgical

industry.

Dross is typically

composed of
both metal

and residue

and companies

want to

recover the

valuable metal

while treating

and/or disposing

of the residue,
which is usually contaminated.
Aluminum is one of the most popular metals in

the world. Global annual production of aluminum exceeds 65 million metric tons

and, from

that aluminum

production, nearly

5 metric tons

of dross

is generated

annually.
4

While this

presents
exciting opportunities

for PyroGenesis,

it is

important to

note that

more than

half of

all aluminium

is produced

in China,

a
market that the Company

does not do much

business in and which

is traditionally complicated

to enter (for reasons

which
include

a

relative

lack

of

intellectual

property

protection,

restricted

market

conditions,

and

a

sometimes

politicized
commercial environment).
Over the past several years,

PyroGenesis has shifted its

DROSRITE marketing strategy from

a model focused on
selling

equipment

to

one

in

which

DROSRITE

is

offered

as

a

service

via

a

tolling

agreement.

In

a

tolling

arrangement,
PyroGenesis would build, own and operate the DROSRITE system and associated equipment for the aluminum smelter on the smelter plant location. Although tolling revenues can vary widely depending on the sector and geographic location, this
tolling model offers PyroGenesis the opportunity to

create recurring revenues.
Because the DROSRITE technology not only

allows users to recover valuable metal

but also treat dross and

create
valuable residues, PyroGenesis has the

opportunity to become a leader

as an onsite dross processor

that delivers a zero-
landfill/reduced carbon solution.
Production of High Purity Silicon Metals, Nano Powders and

Nanowires
Solar Industry
Solar photovoltaic (PV) systems have grown at a

tremendous rate. The International Energy Agency estimates that
Solar PV generation increased by a

record 179 TWh (up 22%)

in 2021 to exceed 1

000 TWh and already accounts for

3.6%
3

Iron Ore Pellets Market Size, Share & Trends Analysis Report By Product (Blast Furnace, Direct Reduced), By Trade (Captive,
Seaborne), By Region, And Segment Forecasts, 2020 – 2027. See https://www.grandviewresearch.com/industry-analysis/iron-ore-
pellets-market.
4

On trending technologies of aluminium dross recycling: A review, by Ankur Srivastava and Arunabh Meshram (March 2023). See
https://www.sciencedirect.com/science/article/abs/pii/S0957582023000113

Table

of Contents

of global

electricity

generation5. Solar

grade silicon

metal (SOG

Si), used

in manufacturing

solar cells,

is a

key material
needed to meet the growing demand for solar energy. Each new gigawatt of solar energy capacity requires 5,000 tonnes of solar grade silicon metal and strong demand is expected to fuel growth.
Battery Industry
Battery manufacturing is another

high-growth industry. The lithium-ion battery market size

is estimated to grow

from
US$44.2

billion

in

2020 to

US$94.4

billion

by

2025,

equivalent

to

a

compound

annual

growth

rate

of

16.4%.
6

Research
indicates that

replacing graphite

with nano

silicon powders

could allow the

manufacturing of

high-performance lithium-ion
batteries with the capability of delivering an almost

tenfold (10x) increase in anode capacity,

inducing a 20-40% gain in the
energy density of

the next generation

of lithium-ion batteries
7
.
Manufacturing of silicon

nano powders is

not yet commercially
feasible with selling prices of US$30,000/kg.
8
Production of Fuming Silica
Fumed

silica

(pyrogenic

silica)

is

a

white

microscopic

powder

with

high

surface

area

and

low

bulk

density.

Its
commercial applications encompass various industries including personal care, pharmaceuticals,

agriculture (food & feed),
adhesives, sealants, construction, batteries and automotive to name a few. Demand for fumed silica is growing but present manufacturing processes are hindering its growth potential
9
.
Production of High Purity Spherical Metal Powders
The

global

metal

additive

manufacturing

(also

known

as

the

3D

printing)

continues

to

see

strong

growth

and

is
expected to

continue to

expand. The

market size

reached US$

6.36 billion

in 2022

and is

expected to

reach US$

22.60
billion by 2030.
10
At present, PyroGenesis

focuses its additive

manufacturing sales and

marketing efforts on

titanium and its

alloys.
Titanium is a

highly sought-after material

in the aeronautical, biomedical,

and high-end automotive

industry due to its

high
strength, low density, high fracture toughness, excellent corrosion resistance and superior biocompatibility. Titanium is also
a high margin

material (in part

because of its

attributes and desirability).

PyroGenesis will consider

additional high margin
materials to maximize the potential of its NEXGEN technology.
While plasma atomized powders can be of a higher

quality than gas atomized powders, their widespread

adoption
has so far been limited

by their higher price.

In addition to PyroGenesis,

some of the key

players in the making

of additive
manufacturing powders through plasma

atomization are 6K Additive,

Tekna

Advanced Materials, and AP&C,

which is part
of GE. With its

NEXGEN technology,

PyroGenesis aims to

gain a competitive advantage

in the market by

producing high-
quality powder by

plasma atomization

at rates comparable

to gas atomization,

all while maximizing

the yield of

powder in
the preferred size range for additive manufacturing.
PyroGenesis’ additive manufacturing sales

and marketing efforts are

done on an international footing.

Through an
exclusive

distribution

agreement,

Aubert

&

Duval

supports

PyroGenesis’

sales

in

the

European

market.

PyroGenesis
continues

its

own

sales

efforts

in

the

North

American

and

Asian

markets

and

is

in

frequent

discussions

with

potential
customers,

including

well-established

aerospace

companies.

PyroGenesis

draws

on

its

plasma

torch

and

powder
production expertise to design and develop its own torches

and equipment for additive manufacturing.
Renewable Natural Gas
The biogas industry

is well established

on a

global level and

remains strong in

North America. Investments

in biogas
production and purification represent approximately $20 billion.

There are many RNG plants in operation or in development
and the market for RNG purification remains highly competitive.
5

Solar PV Report, by Piotr Bojek (September 2022). See https://www.iea.org/reports/solar-pv
6

Markets and Markets: “Lithium-Ion Battery Market – Global Forecast to 2025”.
7

Chemical Engineering News: “In the Battery Materials World, the Anode’s Time Has Come”, Volume

97, Issue 14 (2019).
8

HPQ-Silicon Resources Inc.: Innovative Silicon Solutions, 2020.
9

https://hpqsilicon.com/press-release/hpq-silicon-and-pyrogenesis-sign-an-agreement-to-develop-a-new-environmentally-friendly-
process-to-manufacture-fumed-silica/
10

“Metal 3D Printing Market Size to Hit $22.60 Billion by 2030”, by Grand View Research, Inc. (September 13, 2022). See:
https://www.prnewswire.com/news-releases/metal-3d-printing-market-size-to-hit-22-60-billion-by-2030---grand-view-research-inc-
301623035.html

Table

of Contents

6.6.

Growth Strategy
As interest in the Company’s products and services

has increased and the variety of uses for its core technologies has

expanded,

the

Company

has

evolved

its

strategy

to

concentrate

its

solution

set

under

three

categories.

These
categories represent economic drivers that are key to

global heavy industry:
Energy Transition & Emission Reduction:
•

fuel

switching,

utilizing

the

Company’s

electrically

powered

plasma

torches

and

biogas

upgrading
technology to help reduce fossil fuel use and greenhouse

gas emissions.
Commodity Security & Optimization:
•

recovery of viable metals, and optimization

of production to increase output, to

maximize raw materials and
improve availability of critical minerals.
Waste Remediation:
•

safe destruction of

hazardous materials, and

the recovery and

valorization of underlying

substances such
as chemicals and minerals.
Currently,

within

each

category

the

Company

offers

several

solutions

in

different

stages

leading

up

to
commercialization, including the partial list in the diagram below:
Going forward,

the Company’s

efforts will

be focused

around helping

customers overcome

challenges within

this
spectrum. More

information

can be

found on

each of

these solutions

and the

markets in

which they

operate above

(see
“Products and Services” and “Markets and Opportunities”)
Levering off its expertise in ultra-high temperature industrial processes, the Company typically aims to introduce its products to markets by selling to, or partnering with,

industry-leading companies. These industry leaders not

only bring the
credibility sought when introducing new

technology but also valuable insight into

the market and potential

customers as well
as important market

feedback. This corporate

strategy of

leveraging off

these strategic partnerships

seeks growth

geared
at (i) broadening the customer base and (ii)

increasing sales to existing customers. Each of the Company’s existing product lines has been, or

is in the process

of being, vetted or

adopted by industry

leaders. The Company

also seeks eco-friendly
business, primarily targeting offerings that reduce GHGs as opposed to those who do not. As

part of its growth strategy, the
Company

will

also

selectively

consider

opportunities

to

broaden

and

enhance

its

product

and

market

scope

through
acquisitions.
6.7.

Employees
The Company had, as of December

31, 2022, 107 part-time and

full-time employees. Pyro Green-Gas

has 9 part-
time and full-time employees.

Table

of Contents

The Company prides

itself in hiring

talented individuals

with a complementary

mix of professional

experience and
industry

knowledge.

The

Company

continues

to

develop

a

working

environment

wherein

everyone

is

valued

for

their
contribution

to

the

team

and

rewarded

for

their

accomplishments.

The

Company

believes

that

it

has

one

of

the

highest
concentrations of plasma expertise under one roof in the world. As of December 31, 2022, all of the Company’s employees were non-unionized.
6.8.

Facilities
The headquarters of the Company

are located at 1744 William

Street, Suite 200, Montréal, Québec,

Canada, H3J
1R4

in

leased

premises,

which

are

leased

from

the

Pascali

Trust,

a

related

party

of

which

P.

Peter

Pascali,

the

Chief
Executive Officer of the

Company,

is a trustee, officer

and beneficiary.

See “Directors and Executive

Officers - Conflicts

of
Interest”.
The Company operates two manufacturing facilities, one facility which is 40,902 sq. ft. (3,800 m2) and is located at
5655 Philippe-Turcot,

Montréal, Québec,

Canada, H4C

3K8 (the “Turcot

Facility”) and

the second

facility which

is 31,632
sq.

ft.

(2,939

m2)

and

is

located

at

9371

Wanklyn

Street,

LaSalle,

Québec,

Canada,

H8R

1Z2

(the

“Wanklyn

Facility”).
These facilities are used

to manufacture systems, produce metal

powders, and host various

pilot systems for demonstration
and testing, as well as to provide spare parts to the Company’s existing client base.
The

Company

leases

the

Wanklyn

Facility.

Although

the

Company

continues

to

pay

rent

pursuant

to

a

lease
agreement for the Turcot

Facility,

it exercised its contractual

option to purchase the

property in 2022. The

exercise of said
option

and

the

ownership

of

the

Turcot

Facility

are

the

subject

of

legal

proceedings

described

below

(see

“Legal
Proceedings”).
The Company’s subsidiaries Pyro Green-Gas, Air Science

Technologies

Private Limited and Air Science

Italia S.r.l.
lease office premises in Montreal (Québec, Canada),

India and Italy,

respectively.
6.9.

Distribution Methods
The

Company

sells

its

products

and

systems

primarily

through

direct

sales

by

its

own

internal

sales

team.

The
marketing of the Company’s products is provided

by its internal sales and marketing group located

in Montréal, Canada.
Under a mutual exclusive agreement with Aubert &

Duval, PyroGenesis supplies plasma atomized titanium powder
to Aubert & Duval for distribution to the additive

manufacturing market in Europe. In addition, Drosrite

International has the
right to

manufacture,

market,

sell

and

distribute

DROSRITE

systems

and

the

DROSRITE

technology

in

the

Kingdom

of
Saudi Arabia and certain other countries in the Middle

East, on an exclusive basis. See “Directors and

Executive Officers -
Conflicts of Interest”.
The business

of the

Company is

neither cyclical

nor seasonal.

The Company’s

products have

long sales

cycles,
which are generally unaffected by seasonal variations.
The Company’s agreements are

typically for the

sale of equipment. The

Company gets paid on

milestone payments
that reflect progress on the projects. Usually,

the Company tries to also obtain advance payments. For the sale of powders and parts, the Company generally invoices and gets paid

upon delivery.
6.10.

Intellectual Property and Research and Development
The intellectual property and proprietary rights of

PyroGenesis as well as its research and development

efforts are
important

to

its

business.

Considering

the

time

and

investment

required

to

develop

new

products

and

obtain

marketing
authorization,

the

Company

places

considerable

importance

on

protecting

its

research

findings,

trade

secrets

and
technologies.
Intellectual Property
In

efforts

to

secure,

maintain,

and

protect

its

intellectual

property,

proprietary

rights

and

exclusive

technology,
PyroGenesis

relies

on

a

combination

of

patents,

trademarks,

trade

secrets,

and

other

rights

as

well

as

licenses,

non-
disclosure agreements, and various other contractual arrangements. Nothing, however,

can guarantee that the Company’s
protective measures are sufficient to prevent illicit or wrongful appropriation or misuse of its technology or the development of the same or similar technology by a third part y.

Table

of Contents

Tradenames and Trademarks
PyroGenesis uses

the following

tradenames and trademarks

in connection

with the

sale of

its services

and products,
some of which are registered:
●

PYROGENESIS
●

PYROGENESIS ADDITIVE
●

PYROGENESIS ALUMINUM
●

PYRO GREEN-GAS
●

AIRSCIENCE TECHNOLOGIES
●

NEXGEN
●

DROSRITE
●

PUREVAP
●

SPARC
●

APT
●

APT-HP
●

RPT
●

MINIGU
●

SPT
●

PAWDS
●

PACWADS
●

PPRS
●

PAGV
●

AVITA
The tradenames and logos are used

everywhere the Company does business and the

common law trademarks are or have
been used

in connection

to the

sale of

specific products.

In addition,

PyroGenesis has

registered trademarks

or filed

for
registered

trademark

protection

in

the

following

jurisdictions:

Australia,

Brazil,

Canada,

China,

European

Union,

United
Kingdom, Indonesia, Israel,

India, Japan,

Korea (Republic

of), Mexico, New

Zealand, Russian

Federation, Turkey,

United
States and Vietnam.
Patents
As of March 1, 2023, the

Company owned a total of

148 patents (32 granted,

116 pending)

relating to its products
and processes.
Research & Development
The

Company’s

competitive

strategy

includes

a

strong

innovation

culture

and

a

long-standing

commitment

to
performing research and development.

The Company’s research

and development projects in various

areas, including but

Table

of Contents

not limited

to, the

production

of metallic

powders and

the development

of plasma

torches, are

performed and

conducted
internally out of its Montréal facility.
As

of

February

27,

2023,

the

Company

employed

twelve

engineers,

scientists

and

technicians

who

are

fully
dedicated to research and development projects. Separately, the Engineering and Process Startup and Optimization teams are also involved

in research

and development

projects. Most

research and

development projects

are funded

by external
customers or government

grants and are

initiated to respond

to a specific

customer need. Follow

-on work and

equipment
sales can often result from these initial

research and development projects. Research and development projects are mainly focused on product extension.

Internal research and

development expenses vary

widely from year to

year and depend on
Company priorities.
6.11.

Environmental Protection
The Company currently has active permits, including from the City of Montréal, to carry out manufacturing activities
at the Wanklyn Facility and conduct research

and development and operate production systems at the

Turcot Facility.
The Company usually needs to

apply for a new permit each time

a new project involving testing occurs.

There are
no costs to these permits except the time required to

prepare the documentation for the City of Montréal. The time to obtain
a permit is usually between two and four months.
6.12.

Foreign Operations
The Company, through its subsidiaries Air

Science Technologies Private Limited and Air Science

Italia S.r.l., carries
out operations in

India and Italy, respectively. The Company is in

the process of developing

a European operational strategy
to produce titanium metal powders

on the European continent. The

Company continues to consider expanding its

corporate
footprint in other jurisdictions, including the United States.
6.13.

Competition
PyroGenesis competes with

a substantial number

of companies in

the industries in

which it operates,

some of which
have greater technical and financial resources.

There can be no assurance that such

competitors are not already devoting
(or will not

devote in the

future) substantially

more resources

to the development

and marketing

of products

and services
that compete

with

those

of

the Company

or that

new

or existing

competitors

will

not enter

the

various

markets

in which
PyroGenesis is

active. There

can be

no assurance

that competitors

will not

develop new

and unknown

technologies with
which

the

Company

may

have

difficulty

competing.

Furthermore,

failure

to

remain

cost

competitive

may

result

in
PyroGenesis losing business to its competitors.
For

example,

the

Company

faces

competition

from

Europlasma

in

the

waste

destruction

and

waste-to-energy
systems markets, the Company faces competition from Altek, a division of Harsco Corp., in the systems for the recovery of aluminum and

other metal

from dross

market, and

the Company

faces competition

from AP&C,

a GE

Additive company,
and Tekna,

a portfolio company

of Arendals Fossekompani

ASA, in the

production of high

purity spherical

metal powders
market.
Several companies

in the

world develop

and promote

thermal plasma

torches, most

notably Europlasma

S.A. in
France, Scanarc Plasma

Technologies

AB in Sweden,

Tetronics

Technologies

Ltd. in the

UK, Phoenix Solution

Company
in the USA, and Plazarium in Russia and Germany.
7.

Dividends and Distributions
The Company has

not paid any

dividends, has no

policy on paying

dividends or distributions,

and has no

present
intention to pay dividends. The Company currently intends

to reinvest any earnings to fund the development

and growth of
its

business.

Any

future

payments

of

dividends

will

be

at

the

discretion

of

the

Board

and

will

depend

on

many

factors,
including, among other things, the Company’s

financial condition, current and anticipated capital

requirements, contractual
requirements, solvency tests imposed by applicable corporate law and other factors it may deem relevant.
8.

Description of Capital Structure

Table

of Contents

8.1.

Share Capital and Issued and Outstanding Shares
The sections

below describe some

of the

material terms of

the Common Shares

and the

number of

Common Shares
issued and outstanding. These descriptions are not

meant to be exhaustive and are

subject to, and qualified in their

entirety
by reference to, the terms and provisions of the Company’s

articles of incorporation (the “
Articles ”).
Description of Common Shares
The Company

is authorized

to

issue

an

unlimited

number

of

Common

Shares

without

par

value.

Subject

to the
rights,

privileges,

restrictions

and

conditions

attaching

to

any

preferred

shares

authorized

in

the

future,

the

rights

of

the
holders of Common Shares, as a class, are equal in all respects and include the following rights:
•

Voting: The right to vote at

any meeting of shareholders;
•

Dividends:

The

right

to

receive,

as

and

when

declared

by

the

directors

of

the

Company,

any

dividends
payable on such dates, for

such amounts and at such

place or places as the

Board may from time to

time
determine; and
•

Liquidation

or

Dissolution:

The

right

to

receive

the

remaining

property

of

the

Company

on

liquidation

or
dissolution.
Outstanding Common Shares
As at the date of this AIF,

there were 178,580,395 Common Shares issued and

outstanding.
8.2.

Stock Options and Warrants
The following table sets forth, as of the

date of this AIF,

the aggregate number of exchangeable securities

that are
outstanding.
Number of exchangeable Number of listed
Description of Security securities

securities
Stock Options
(1)
9,815,500 9,815,500
Warrants
(2)
6,014,600 6,014,600
Notes:
(1)

Details

of stock

options outstanding:

(i) 300,000

stock options

exercisable at

a price

of

$0.51 until

July 3,

2023, (ii)

100,000 stock

options
exercisable at a price

of $0.51 until September

29, 2024, (iii) 100,000

stock options exercisable at

a price of

$0.45 until January 2,

2025, (iv)
2,195,500 stock options exercisable at a price of

$4.41 until July 16, 2025 (v) 50,000 stock options

exercisable at a price of $4.00 until October
26, 2025, (vi) 550,000 stock options exercisable

at a price of $8.47 until April

6, 2026, (vii) 200,000 stock options

exercisable at a price of $6.59
until June 1, 2026,

(viii) 100,000 stock options

exercisable at a price of

$6.70 until June 14,

2026, (ix) 100,000 stock

options exercisable at a
price of $5.04 until

October 14, 2026, (x) 1,920,000

stock options exercisable at a

price of $3.13 until December

17, 2026, (xi) 100,000 stock
options exercisable at a price

of $3.61 until December 30,

2026, (xi) 450,000 stock

options exercisable at a

price of $3.33 until January

3, 2027,
(xii) 400,000 stock options exercisable at a

price of $2.96 until April 5,

2027, (xiii) 1,500,000 stock options exercisable at

a price of $3.88 until
June 2, 2027, (xiv) 125,000 stock options exercisable

at a price of $2.14 until July 20, 2027, (xv)

1,625,000 stock options exercisable at a price
of $1.03 until January 2, 2028.
(2)

For more

details on

the share

purchase warrants

outstanding, please

refer to

the Company’s

audited consolidated

financial statements

and
related notes thereto for the year ended December

31, 2022.
9.

Market for Securities
9.1.

Trading Price and Volume
The Common Shares are listed on the

TSX under the symbol “PYR”. The

following table sets forth, for the periods
indicated, the reported

high and low

prices and the

aggregate volume

of trading

of the Common

Shares on

the TSX. The
Common Shares are also

listed on the

NASDAQ since March 11, 2021, under the symbol

“PYR” and on

the Frankfurt (FRA)
exchange under the symbol “8PY”.

Table

of Contents

Period High ($) Low ($)
Average Daily
Trading Volume
January 2022 3.89 2.19 424,821
February 2022 3.90 2.20 402,998
March 2022 3.23 2.02 199,866
April 2022 3.13 2.30 219,418
May 2022 3.35 2.16 250,945
June 2022 3.89 2.30 284,496
July 2022 2.61 1.54 267,611
August 2022 2.42 1.74 194,559
September 2022 2.08 1.51 167,318
October 2022 1.68 0.94 324,916
November 2022 1.39 0.97 268,102
December 2022 1.14 0.84 221,204
9.2.

Prior Sales
The following table summarizes

the issuances of

unlisted securities of the

Company during the financial year ended
December 31, 2022.
Number of Price
Securities

Per
Total
Date of Grant
Type of Security

Issued
Issued Security

Consideration
January 3, 2022 Stock Options 450,000 $ 3.36 n/a
April 5, 2022 Stock Options 400,000 $ 2.96 n/a
June 2, 2022 Stock Options 1,500,000 $ 3.88 n/a
July 13, 2022 Stock Options 125,000 $ 2.14 n/a
October 19, 2022 Warrants 1,014,600 $ 1.75 n/a

10.

Directors and Executive Officers
The Articles of the

Company provide for a minimum

of three directors and a

maximum of 15 directors. Each

director
holds office until the close of

the next annual general meeting of

the Company,

or until his or her successor

is duly elected
or appointed, unless his or her office is earlier vacated.
10.1.

Name and Occupation
The following table lists the names of the directors and executive officers of the Company as of the date of this AIF
and

their

province/state

and

country

of

residence,

their

positions

and

offices

held

with

the

Company,

their

principal
occupations during

the past

five years,

the date

on which

they first

became officers

or directors

of the Company,

and the
number

and

percentage

of

Common

Shares

which

is

beneficially

owned,

directly

or

indirectly,

or

over

which

control

or
direction is exercised, by each of them.

Table

of Contents

Name, Positions Committee Director or Principal Number (and
Province/State and Offices (s) of the Officer of Occupation for the Percentage) of
and Country Held with Board of the Previous Five Years Common the Directors Company Shares Owned
Company Since/Until or Controlled
P.

Peter Pascali
President None 2006 President and Chief
Executive Officer of the
Company since 2006.

80,925,698
(1)
Chief Executive Officer
Chair of the Board of
Directors

(45.32)%
Québec, Canada
Pierre Carabin Chief Technology
Officer & Chief
Strategist
None 2006 Chief Technology
Officer & Chief Strategist
of the Company since
2018. Previously, Chief
Technology officer from
2016 to 2018.

506,500

(0.28)%
Québec, Canada
Alan Curleigh Independent Director –
Board of Directors
Chair of the Board of
Directors
2023 (Also a
Director and
Chair from
2010 until 2019
Corporate director (was
Chair of the Board of
Directors of the Company
from 2010 until 2019)

60,000

(0.03)%
Québec, Canada
Robert M. Radin Lead Independent
Director – Board of
Directors
Member of the Audit
Committee
2012 President of Radin &
Associates Consulting,
LLC since 2011.

673,500
Chair of the
Compensation
Committee
Member of the
Nominating and
Corporate Governance
Committee
Member of the
Strategic Initiatives
Committee

(0.38)%
South Carolina, USA
Andrew Abdalla, CPA, CA Independent Director –
Board of Directors
Chair of the Audit
Committee
2018 Senior Partner at
chartered accountancy
and business advisory
firm MNP LLP.

107,800
Member of the
Compensation
Committee
Member of the
Nominating and
Corporate Governance
Committee

(0.06)%
Québec, Canada
Dr. Virendra Jha Independent Director –
Board of Directors
Chair of the
Nominating and
Corporate Governance
Committee
2019 Corporate director

100,000

Table

of Contents

Member of the
Compensation
Committee

(0.06)%
Québec, Canada
Rodayna Kafal Vice President,
Investor Relations and
Strategic Business
Development
Officer since
2016
Vice President, Investor
Relations and Strategic
Business Development of
the Company.

17,407
Director – Board of
Directors
Director since
2020

(0.01)%
Québec, Canada
Nannette Ramsey Independent Director -
Board of Directors
Member of the
Compensation
Committee
2021 Corporate director

1,000
Member of the
Nominating and
Corporate Governance
Committee
Chair of the Strategic
Initiatives Committee

(0.001)%
Florida, USA
Ben Naccarato Independent Director –
Board of Directors
Member of the Audit
Committee
2021 Executive Vice President
and Chief Financial
Officer at Perma-Fix
Environmental
Services Inc.

350
Member of the
Compensation
Committee
Member of the
Strategic Initiatives
Committee

(0.0002)%
Georgia, USA
Andre Mainella Chief Financial Officer None 2021 Chief Financial Officer
since 2021
7500
Director of Consolidation
and Corporate
accounting, Cogeco
Communications Inc. until
2021

(0.004)%
Québec, Canada
Mark Paterson General Counsel None 2023 General Counsel since
2023
0
General Counsel of Tanet
Fintech Group Inc. from
2021-2022
Director - Legal Affairs of
Future Electronics Inc.
from 2010-2021

(0.00)%
Québec, Canada
Notes:
●

Mr.

Pascali

holds

66,642,941

Common

Shares

directly,

and

indirectly

holds

or

controls

(i)

7,251,000

Common
Shares

through

a

holding

company,

8339856

Canada

Inc.,

of

which

he

is

the

sole

shareholder,

(ii)

4,000,000
Common

Shares through

a foundation,

The

2 Percent

Solution

Foundation,

and

(ii)

3,031,757

Common

Shares

Table

of Contents

through the

Pascali Trust,

a family

trust of

which he

is a

trustee, officer

and a

beneficiary.

“Description of

Capital
Structure - Stock Options ”.
All

executive

officers

of

the

Company

are

full

time

employees

of

the

Company

and

none

are

independent
contractors.
As of the date of

this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over,

an aggregate of 82,399,755 Common Shares representing 46.14% of the issued and outstanding Common Shares.
10.2.

Biographies
The following

biographies provide certain

selected information in

respect of

the persons who

are serving

as directors
and executive officers of the Company:
P.

Peter Pascali – President and, Chief Executive Officer

and Director
Mr. P.

Peter Pascali, after

graduating with an

MBA from McGill

University in 1983,

became an investment

banker
specializing in

mergers and

acquisitions and

public offerings.

He initially

worked for

the Bank of

Nova Scotia

and then,

in
1987,

joined

Westpac

Banking

Company.

In

1989,

he

joined

DeGeorge

Financial

Company

as

a

strategic

advisor.

Mr.
Pascali

has

been

with

the

Company

since

its

incorporation

in

2006

where

he

has

been

responsible

for

developing

the
business

strategy

and

marketing

focus

for

commercializing

the

Company’s

technologies

and

running

the

business.

Mr.
Pascali continues to develop the Company’s strategy and oversee the operational management as the President and Chief
Executive Officer.

In his leadership role, Mr.

Pascali spearheads the Strategic Management

Team

which is responsible for
the strategic planning and execution of the Company’s

business plans.
Alan Curleigh – Director and Chair of the Board of Directors
Alan Curleigh

has a

wealth

of experience

in

international

business,

capital

projects,

and board

governance.

For
many years

he was

a senior

executive and

Board member

of a

leading Canadian

engineering contracting

company.

Mr.
Curleigh subsequently served

as a

representative on multiple

corporate boards and

associations. Most notably, Mr. Curleigh
was

federally

appointed

by

Canada’s

International

Trade

Minister

to

Chair

the

Board

of

Directors

of

the

Canadian
Commercial Corporation,

a crown

corporation mandated

to support

the growth

of international

trade by helping

Canadian
exporters

gain

access

to,

and

negotiate

with,

foreign

government

procurement

markets

–

a

role

he

held

for

7

years.
Additionally, Mr.

Curleigh was Chair of the Audit Committee for Veterans

Affairs Canada, was the Chair of the Board of the
Canadian Manufacturers

and Exporters, Canada’s

largest industry

association, was a

board member and

treasurer of the
Canadian Exporters Association;

and a

Board Member for

NorthStar Trade Finance. Mr. Curleigh

has been a

visiting Faculty
Member at

the Directors

College, a

joint initiative

between The

Conference

Board of

Canada and

McMaster

University’s
DeGroote School

of Business

and Canada’s

premier school

of governance,

where he

has lectured

extensively on

Board
governance issues since

the school’s

inauguration. For his

many contributions to

leadership and business

in Canada, Mr.
Curleigh is the

recipient of numerous awards,

including the Queen Elizabeth

II Diamond Jubilee Medal

for dedicated service
to peers and country in building a stronger export sector

for Canada.
Robert M. Radin – Director,

Member of the Audit

Committee, Member of the

Nominating and Corporate Governance
Committee,

Chair of the Compensation Committee, and Member

of the Strategic Initiatives Committee
Robert M. Radin retired from

the U.S. Army in 2011

after serving for over 35

years and attaining the rank

of Major
General.

His

last

assignment

was

as

the

U.S.

Army

Assistant

Deputy

Chief

of

Staff,

G-4,

(Logistics),

the

Pentagon,
Washington,

DC. In

this position

he was

responsible for

policy development,

strategic planning

and budget

programming
for distribution,

logistics force structure,

readiness reporting, Army

pre-positions stocks, contingency

contracting and

support
of U.S. Army worldwide operations. Prior to

joining the Army Staff, he served as

the Commanding General of the U.S. Army
Sustainment Command

at Rock

Island, Illinois.

Other key

assignments include:

Deputy Chief

of Staff

for Operations

and
Logistics for the U.S. Army Materiel Command

from 2005 to 2007; Commanding

General of the Joint Munitions Command
from

2004

to

2005;

and

from

2003

to

2004

was

deployed

to

Kuwait

as

the

Commanding

General,

U.S.

Army

Materiel
Command-SWA and was responsible for support of U.S. land forces in Kuwait, Iraq, Afghanistan and Djibouti. After retiring from the Army in

June 2011,

he founded Radin

& Associates Consulting,

LLC, a firm that

assists clients with

supply chain
related issues.

Mr.

Radin has

graduated from

the U.S.

Military Academy

at West

Point and

holds postgraduate

degrees
from the Florida Institute of Technology

and the National Defense University.

Table

of Contents

Dr. Virendra

Jha – Director,

Member of the Compensation

Committee,

and Chair of the Nominating

and Corporate
Governance Committee
Dr. Virendra Jha, member of the order

of Canada, has over 42

years of experience in the

Canadian Space Program
ranging from in-depth engineering work

to senior management positions in both

the private and the public

sectors. Dr. Jha
began his

space career

in 1972 when

he joined

the aerospace

group of

RCA Limited

Montréal, which

later became

Spar
Aerospace Limited. In 1988, he became the

Director of Engineering at Spar Aerospace

Limited. In 1991 Dr.

Jha joined the
Canadian Space Agency as

Director of the Space Mechanics

Group. In 1996, he

was promoted to the

position of Director
General, Space Technologies

Branch of the CSA. From 2003 till 2008, he was the

Vice-President responsible for Science,
Technology

and Programs

at the Canadian

Space Agency.

As Vice

President, Dr.

Jha provided strategic

direction, vision
and leadership to all

core technical sectors of

the Agency.

From November 2005 until

February 2006, Dr.

Jha also served
as the Acting President of the Canadian Space Agency.

He was Chief Engineering Adviser at the Canadian Space Agency
until his retirement in 2014.
Dr. Jha received his B. Tech. degree in Mechanical Engineering from the Indian Institute of Technology Delhi India, his

Master’s

degree

in

Mechanical

engineering

from

McMaster

University,

Hamilton,

Canada,

and

his

Ph.D.

degree

in
Mechanical

Engineering

from

Concordia

University,

Montréal,

Canada

and

the

C.Dir.

(Chartered

Director)

Degree

from
McMaster

University,

Hamilton,

Canada.

Dr.

Jha’s

technical

contributions

in

Canadian

Space

Program

as

well

as

in
International

Space activities

have been

significant.

His leadership

and commitment

to the

profession

is reflected

by his
recognition and active participation in many groups, committees and advisory boards.
Dr.

Jha currently

serves as

a director

on the

Board of

the Atomic

Energy of

Canada Limited,

a Canadian

federal
Crown corporation and Canada’s largest nuclear science

and technology laboratory.
Andrew Abdalla

– Director

,

Member of

the Compensation

Committee,

Member of

the Nominating

and Corporate
Governance Committee and Chair of the Audit Committee
Andrew Abdalla,

CPA,

CA, is

a partner

at MNP

LLP,

a leading

national accounting,

tax and

business

consulting
firm in Canada. Mr.

Abdalla brings to the Board

of Directors more than 20

years of strategic planning,

and tax advice, with
a specific focus on sales and income tax, acquisitions and divestitures, business valuations,

corporate reorganizations and
spinoffs. Mr. Abdalla

received his Chartered Professional Accountant

(CPA, CA)

designation in 1987. He holds a Bachelor
of Commerce and a graduate diploma in public accounting

from Concordia University in Montréal.
Rodayna Kafal – Director and Vice

President, Investor Relations and Strategic Business Development
Upon graduating

from McGill

University in

2009 (Bachelor’s

degree in

Chemical Engineering),

Ms. Kafal

took on
lead roles in process engineering at

the Natural Gas Technologies Centre in Montréal, Québec, where she was responsible for

managing

a

number

of

high-level

projects.

Thereafter,

she

enrolled

in

a

two-year

graduate

program

in

Industrial
Engineering

and

Project

Management

at

École

Polytechnique

de

Montréal.

Ms.

Kafal

joined

PyroGenesis

with

a

strong
background

in

process

engineering,

combined

with

practical

experience

in

sales,

promotional

activities

and

business
relations. Ms.

Kafal has

been a

member of

PyroGenesis’ Strategic

Management

Group since

2016 where

she has

been
instrumental in providing input

into all aspects

of PyroGenesis’ growth and

represented the views of

the investor community.
As Vice President,

Investor Relations and

Strategic Business Development,

Ms. Kafal continues

to oversee PyroGenesis’
complete investor relations program, while managing the Company’s marketing team.
Ben Naccarato – Director,

Member of the Compensation Committee, Member of the Audit Committee,

and Member
of the Strategic Initiatives Committee
Mr. Naccarato, CPA, CMA, is the Executive Vice-President and Chief Financial Officer at Perma-Fix Environmental
Services Inc., a NASDAQ-listed environmental

services company,

providing unique radioactive mixed and

industrial waste
management services. Mr.

Naccarato brings to the Board more

than 30 years of experience

in senior financial positions in
the environmental industry.

Mr. Naccarato

is a graduate

from the University

of Toronto

with a Bachelor

of Commerce and
Finance Degree as well

as being a Chartered Professional

Accountant and Certified Management Accountant (CPA, CMA).
Nannette

Ramsey –

Director,

Member

of

the

Compensation

Committee,

and

Chair

of

the

Strategic

Initiatives
Committee
Ms.

Ramsey

holds

undergraduate

degrees

in

Economics,

Engineering

and

an

MBA.

She

brings

process
engineering and machining and

materials expertise from Caterpillar

Tractor Company,

J.I. Case and more recently

served
as the

Site Manager

and Associate

Director

of Engineering

for Edgewood

Chemical

Biological Center’s

site at

the Rock

Table

of Contents

Island Arsenal

in Illinois.

She was

responsible for

strategic planning,

budgeting, industrial

base analysis,

engineering and
testing, quality assurance and information technology solutions to a variety of customers.
Pierre Carabin – Chief Technology

Officer and Chief Strategist
Mr.

Pierre

Carabin,

P.

Eng.,

has

over

thirty

years

of

experience

in

process

engineering

and

environmental
technologies. Throughout

his 23

years at

PyroGenesis,

he has

been instrumental

in the

development

of the

Company’s
various

technology

platforms.

He

is

the

inventor

or

co-inventor

of

more

than

one

hundred

pending

and

issued

patents
relating to high temperature chemical processes.

As Chief Technology

Officer,

he leads PyroGenesis’ engineering team in
the design and development of plasma systems and is also member of the Company’s Strategic Management Team which
is responsible for the strategic planning and execution

of the Company’s business plan.
Prior

to

joining

PyroGenesis

in

1998,

Mr.

Carabin

worked

in

the

pulp

and

paper

industry

for

8

years,

notably
developing

paper

recycling

machinery.

Mr.

Carabin

holds

a

Master’s

degree

in

Chemical

Engineering

with

honors

from
McGill University,

and, to

date, he

has contributed

to more

than 50

technical communications

for various

journals and

at
technical conferences. Mr.

Carabin also volunteers

for the Air

and Waste

Management Association

(AWMA)

and Ecotech
Québec, the cleantech cluster in Québec.
Andre Mainella – Chief Financial Officer
Upon graduating from Concordia University,

Mr. Mainella has since then accumulated

over 20 years of experience
in accounting.

Andre began his

career at Raymond

Chabot Grant Thornton.

As a senior

audit manager,

he worked on

a
diverse

list

of

audit

and

non-audit

related

mandates

for

private

and

publicly-traded

companies.

His

broad

experience
includes clients in various business sectors such as

manufacturing, distribution, retail, real estate and airlines.

Mr. Mainella
had

the

opportunity

to

assist

in

the

implementation

of

accounting

standards,

initial

public

offerings

as

well

as

business
acquisitions and divestitures.
From 2013

to

2015,

Mr.

Mainella

occupied

the

role

of

finance manager

for the

Canadian

operations

of

Orica,

a
provider of

commercial explosives

and blasting

systems for

the mining

and construction

sectors.

Andre was

responsible
for the

financial information,

budgeting &

forecasting, in

addition to

advising on

new sales

contracts and

capital projects,
among others.
Subsequently,

Mr.

Mainella

joined

Cogeco,

a

telecommunications

and

media

company,

as

their

director

of
consolidation

and

corporate

accounting.

He

managed

the

activities

of

corporate

accounting,

shared

services,

and

the
consolidation of

the Canadian

and American

financial results.

Mr.

Mainella was

part of

the Cogeco

corporate team

for 6
years

and

contributed

in

various

manners

to

the

implementation

of

the

company’s

numerous

acquisitions,

enterprise
resource planning implementation, new accounting standards,

and involvement in the corporate insurance policies.
Mr.

Mainella

received

his

Chartered

Professional

Accountant

designation

in

2001.

He

holds

a

Bachelor

of
Commerce and a graduate diploma in public accounting

from Concordia University in Montreal.
Mark Paterson – General Counsel
Mark Paterson is a senior business lawyer with comprehensive corporate and commercial experience, including in
senior in-house roles as

well as private practice.

He has an

extensive legal understanding in

a wide array of

areas, including
in contract negotiations,

M&A management, conflict

resolution, human resources,

and corporate and

regulatory compliance.
Prior

to

joining

PyroGenesis,

Mr.

Paterson

was

General

Counsel

for

Tenet

Fintech

Group,

a

publicly

traded

company
specialized in

innovative fintech

and AI

applications. From

2010 to

2021, he

served as

Director –

Legal Affairs

for Future
Electronics, a large, multinational distributor of electronic components. Before joining

Future Electronics, Mr. Paterson was
General

Counsel

and

Vice-President

of

Strategic

Alliances

for

Luxury

Retreats,

a

provider

of

high-end

vacation
accommodations.

He began

his

legal career

at Fasken,

one

of the

leading business

law firms

in Canada,

working in

its
corporate

law

department.

Mr.

Paterson

is

a

member

of

the

Quebec

bar

and

holds

BCL

and

LLB

degrees

from

McGill
University. He also

holds a B.A. from Bishop’s University.
10.3.

Cease Trade Orders, Bankruptcies,

Penalties or Sanctions
Except as

indicated below,

to the knowledge

of the Company,

no director

or executive

officer of

the Company

is,
as

at

the

date

of

this

AIF,

or

was

within

10

years

before

the

date

of

this

AIF,

a

director,

chief

executive

officer

or

chief
financial officer of any company (including the Company), that: (a) was subject to a cease trade order, an order

similar to a
cease trade

order,

or an

order that

denied such

company access

to any

exemption under

securities legislation

(each an

Table

of Contents

“ Order ”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a trustee, director,

chief executive

officer or

chief financial

officer and

which resulted

from an

event that

occurred while

that
person was

acting in

the capacity

as director,

chief executive

officer or

chief financial

officer.

As announced

on February
23, 2023

by the

Company,

the AMF

issued an

order suspending

a private

placement of

units of

the Company.

The AMF
alleged in the order that the Company did not satisfy all of the requirements necessary to complete the financing under the
listed issuer financing exemption under Part 5A of National

Instrument 45-106 – Prospectus Exemptions.
To

the knowledge

of the

Company,

no

director

or executive

officer

of the

Company,

or a

shareholder

holding

a
sufficient number of securities

of the Company to

affect materially the

control of the Company,

(a) is, as at

the date of this
AIF,

or has been

within the

10 years

before the date

of this

AIF,

a director or

executive officer

of any company

(including
the

Company)

that,

while

that

person

was

acting

in

that

capacity,

or

within

a

year

of

that

person

ceasing

to

act

in

that
capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted

any

proceedings,

arrangement

or

compromise

with

creditors

or

had

a

receiver,

receiver

manager

or

trustee
appointed to hold its assets; or (b) has, within

the 10 years before the date of this

AIF,

become bankrupt, made a proposal
under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise

with creditors,

or had a

receiver,

receiver manager

or trustee

appointed to

hold the

assets of

the director,
executive officer or shareholder.
To

the knowledge

of the

Company,

no

director

or executive

officer

of the

Company,

or a

shareholder

holding

a
sufficient

number

of

securities

of

the

Company

to

affect

materially

the

control

of

the

Company

has

been

subject

to

any
penalties

or

sanctions

imposed

by

a

court

relating

to

securities

legislation

or

by

a

securities

regulatory

authority

or

has
entered into

a settlement

agreement with

a securities

regulatory authority,

or has

been subject

to any

other

penalties or
sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making
an investment decision.
10.4.

Conflicts of Interest
There are

potential

conflicts

of interest

to

which

the

directors

and officers

of the

Company

may be

subject

to

in
connection

with

the

operations

of

the

Company.

In

particular,

the

Pascali

Trust,

of

which

P.

Peter

Pascali,

the

Chief
Executive

Officer

of

the

Company,

is

a

trustee,

officer

and

beneficiary

is

the

landlord

under

the

lease

regarding

the
Company’s corporate headquarters. See “Business of the

Company - Facilities” and “General

Development of the Business
-

Year

Ended

December

31,

2020

-

Corporate

Developments

and

Financings”.

Over

the

past

three

completed

financial
years, P.

Peter Pascali has also participated in financings of the Company, and he may continue to do so in the future. See
“General Development

of the

Business -

Year

Ended December

31, 2020

- Corporate

Developments and

Financings”. In
addition

to

being

the

Chief

Executive

Officer

of

the

Company,

P.

Peter

Pascali

is

also

a

controlling

shareholder

of

the
Company. See “Risk

Factors - Influence of the Significant Shareholders”.
On October 9,

2019, Drosrite International, a

US-based private company owned

by Alex Pascali,

the son of

P. Peter
Pascali, entered

into the

Dross Processing

Service Agreement

with Radian

Oil &

Gas Services

Company,

an oil

and gas
services company operating in

the Middle East (the

“Dross Processing Service Agreement”). The

Dross Processing Service
Agreement

was

structured

as a

“BOOT”

agreement

(build,

own,

operate

and

transfer)

having

a

20-year

term

and

using
PyroGenesis’

DROSRITE

technology.

The Dross

Processing

Service Agreement

provides that

Drosrite

International

will
manufacture and

deliver to

Radian Oil

& Gas

DROSRITE TPY

systems which

will be

installed at

the aluminium

smelting
facility

of

Ma’aden

Aluminum

Company

located

at

Ras

Al-Khair,

in

Saudi

Arabia.

In

addition,

Drosrite

International

will
oversee the

installation of

the systems

at the

Ras Al-Khair

facility.

Drosrite International

will also

supply spare

parts over
the 20-year

duration of

the

Dross Processing

Service Agreement

and be

entitled to

receive

an annual

royalty.

The

total
value of

the

project

exceeds

US$17 million.

The amount

remaining

to be

collected

is approximately

US$9

million of

the
initial US$17 million purchase order with remaining billings of roughly US$1 million to be issued. There is also an additional approximately

US$450,000

to

be

collected

for

transportation,

storage,

and

insurance

fees.

See

also

the

Company’s
consolidated

financial

statements

and

related

notes

for

the

year

ended

December

31,

2022,

and

the

management’s
discussion and analysis thereon.
In connection with the Dross Processing Service Agreement between

Drosrite International and Radian Oil & Gas,
the Drosrite International Exclusive

Agreement was entered into

between PyroGenesis and Drosrite

International on August
29, 2019, under which Drosrite International received the required rights from PyroGenesis to perform its obligations under
its

agreement

with

Radian

Oil

&

Gas.

Under

the

Drosrite

International

Exclusive

Agreement,

PyroGenesis

will

receive
payments

equal

to

the

payments

received

by

Drosrite

International

under

its

Dross

Processing

Service

Agreement

with
Radian Oil & Gas.

Table

of Contents

The sole

director,

officer,

and shareholder

of Drosrite

International is

Alex Pascali,

an employee

of the

Company
and

the

son

of

P.

Peter

Pascali,

Chief

Executive

Officer

of

the

Company.

Drosrite

International

does

not

receive

any
management, administration or other fee from the Company.

Drosrite International is, on an accounting basis, a subsidiary of the Company and

not a client, as

under applicable accounting standards the

Company is considered to effectively control
Drosrite

International.

The

Company

has

to

indemnify

Drosrite

International

for

any

claims

and

liabilities

incurred

in
connection with

the Drosrite

systems. The

Company’s

Drosrite technology

was protected

by patents

until 2017

and new
patent applications pertaining to the technology have been

filed before 2017, which patent applications are pending.

To the best of

the Company’s knowledge,

other than

as disclosed

in this

AIF, there are no

known existing

or potential
conflicts of interest among the Company, the directors and officers of the Company or other members of management or of any proposed

promoter,

director,

officer

or other

member

of

management

as a

result of

their

outside

business

interests
except that

certain of the

directors and officers

serve as directors

and officers of

other companies, and

therefore it is

possible
that

a

conflict

may

arise

between

their

duties

to

the

Company

and

their

duties

as

a

director

or

officer

of

such

other
companies.
A director who has a

material interest in a matter

before the Board or any

committee on which he

or she serves is
required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest

in

a

matter

to

be

considered

by

the

Board

or

any

committee

on

which

he

or

she

serves,

such

director

may

be
required to

absent himself

or herself

from the

meeting while

discussions and

voting with

respect to

the matter

are taking
place. Directors are also required

to comply with the relevant

provisions of applicable corporate

laws regarding conflicts of
interest. Under the CBCA, directors who have a

material interest in any person or entity that is a party

to a material contract
or a proposed material contract

with the Company are required under

the CBCA, subject to certain

exceptions, to disclose
that

interest

and

generally

abstain

from

voting

on

any

resolution

to

approve

such

a

contract.

In

addition,

directors

and
executive officers are required to act honestly

and in good faith with a view to the best interests of the

Company.
10.5.

Board Independence
The Board believes that sound

corporate governance practices

are essential to the effective,

efficient and prudent
operation of the Company and to the enhancement of

shareholder value.
Under National Instrument

58-101 - Disclosure

of Corporate Governance

Practices, a director

is considered to

be
independent if the director is independent

within the meaning of section 1.4

of
NI 52-110
. Pursuant to section 1.4 of NI

52-
110, an independent

director is a director who is free

from any direct or indirect relationship

which could, in the view of

the
board, be reasonably expected to interfere with a director’s independent judgment. Based on information provided by each director concerning their background, employment

and affiliations, the Board has

determined that, of the eight directors on
the Company’s

Board, P.

Peter Pascali

and Rodayna

Kafal are

not independent

under section

1.4 of

NI 52-110

because
they are executive officers of the Company.
11.

Audit Committee and Other Committees
11.1.

Audit Committee
The

Company’s

Audit

Committee

is

responsible

for

assisting

the

Board

in

monitoring

the

performance

of
management in ensuring that

the Company is operating

in an ethical

manner and encouraging management

to demonstrate
a strong commitment to integrity.
The Audit Committee is also responsible for providing assistance to the Board in fulfilling its financial reporting and
control

responsibilities

to

the

shareholders

of

the

Company

and

to

the

investment

community.

The

Audit

Committee’s
primary responsibilities in this regard are to: (i) oversee the accounting and financial reporting process of the Company and the audit of its financial statements; (ii) monitor the Company’s financial reporting process and internal control systems; (iii)
review and

appraise

the audit

activities of

the Company’s

independent

auditors;

(iv) meet

periodically

with

management
and with the independent auditors; and (v) assess the relevance and reliability of the Company’s financial reports to ensure they accurately portray the underlying economic circumstances and financial performance of the Company.
Audit Committee Charter
The

Audit

Committee’s

mandate

is

to

promote

and

ensure

that

the

Company

complies

with

high

standards

of
financial reporting,

risk management

and ethical

behavior.

The Audit

Committee Charter

is attached

hereto as

Schedule
“A”.

Table

of Contents

Composition of the Audit Committee
The Audit Committee

is comprised of

three directors,

Messrs. Abdalla (Chair

of the Audit

Committee), Naccarato,
and Radin.

Each of

the three

members meets the

independence requirements for

members of

the Audit

Committee pursuant
to NI 52-110,

NASDAQ Rule

5605 and Rule

10A-3 under the

Securities Exchange

Act of 1934,

as amended.

Each of the
three members is financially literate within the meaning of NI 52- 11 0 and NASDAQ Rule 5605, has an understanding of the accounting

principles

used

to

prepare

financial

statements

and

varied

experience

as

to

the

general

application

of

such
accounting principles, and

has an understanding

of the internal

controls and procedures

necessary for financial

reporting.
For additional details regarding the

education and experience of each

member of the Audit Committee,

see “Directors and
Executive Officers”.
Pre-Approval Policies and Procedures
The

Audit

Committee

must

pre-approve

all

non-audit

services

to

be

provided

to

the

Company

by

its

external
auditors.
External Fees by Audit Category
Fees incurred with the

auditors for audit and

non-audit services in the

last two fiscal years

for audit fees are

outlined
in the following table.
Fees paid to RCGT LLP in Fiscal Fees paid to RCGT LLP in Fiscal
Year ended December 31,

2022
Year ended December 31,

2021
Audit Fees
(1)
$ 531,818 $ 325,500
Audit-Related Fees
(2)
$ 13,000 $ —
Tax

-Related Fees
(3)
$ — $ 9,975
All Other Fees $ 57,725 $ 21,000
Total

Fees
$ 602,543 $ 356,475
Notes:
(1) “Audit

Fees” include

fees necessary

to perform

the annual

audit of

the Company’s

consolidated financial

statements,
and for services that are normally

provided in connection with statutory

and regulatory filings or engagement

related to the
annual consolidated financial statements.
(2)

“Audit-Related

Fees”

include

translation

services

and

fees

for

accounting

consultations

on

matters

reflected

in

the
financial statements.
(3) “Tax

-Related Fees” includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and Research and Development

tax credits.
11.2.

Other Committees
In

addition

to

the

Audit

Committee,

the

Board

has

established

three

other

standing

committees,

namely

the
Nominating and Governance Committee, the Compensation

Committee, and the Strategic Initiatives Committee.
Nominating and Corporate Governance Committee
The Company’s

Nominating and

Corporate Governance

Committee consists

of four

directors, each

of whom

is a
person determined by

the Board to

be an independent

director, and

is charged with

reviewing, overseeing and

evaluating
the

Company’s

corporate

governance

and

nominating

policies.

The

Nominating

and

Corporate

Governance

Committee
comprises Dr.

Virendra Jha

(Chair), Andrew

Abdalla, Robert

M. Radin,

and Nannette

Ramsey.

The Board

has adopted

a
written

charter

setting

forth

the

purpose,

composition,

authority

and

responsibility

of

the

Nominating

and

Corporate
Governance Committee.

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Compensation Committee
The Company’s Compensation

Committee consists of

five directors, each

of whom is a

person determined by

the
Board

to

be

an

independent

director,

and

is

charged

with

reviewing,

overseeing

and

evaluating

the

Company’s
compensation policies.

The Compensation

Committee comprises

Robert M.

Radin (Chair),

Andrew Abdalla,

Dr.

Virendra
Jha, Ben Naccarato and

Nannette Ramsey. The Board has adopted

a written charter setting

forth the purpose, composition,
authority and responsibility of the Compensation Committee.
Strategic Initiatives Committee
The Company’s

Strategic Initiatives

Committee consists

of three

directors, each

of whom

is a person

determined
by the Board to be an independent director and is charged with assisting the Board by providing input to strategic decisions
and

their

implementation.

The

Strategic

Initiatives

Committee

comprises

Nannette

Ramsey

(Chair),

Ben

Naccarato

and
Robert M.

Radin. The

Board has

adopted a

written charter setting

forth the

purpose, composition, authority

and responsibility
of the Strategic Initiatives Committee.
12.

Risk Factors
The Company has identified below

certain significant risks relating to

the business of the

Company and the industry
in which

it operates.

The following

information

is only

a summary

of certain

risk

factors and

is qualified

in its

entirety by
reference to,

and must

be read

in conjunction

with, the

detailed information

appearing elsewhere

in this

AIF.

These risks
and uncertainties

are not the

only ones facing

the Company.

Additional risks

and uncertainties

not currently

known to the
Company, or that the Company currently considers immaterial, may also impair the operations of the Company. If any such risks

materialize

into

actual

events

or

circumstances,

the

Company’s

assets,

liabilities,

financial

condition,

results

of
operations (including future

results of

operations), business and

business prospects, are

likely to

be materially

and adversely
affected. There is no assurance

that risk management steps

taken will avoid future loss due

to the uncertainties described
below

or

other

unforeseen

risks.

An

investment

in

the

Common

Shares

or

other

securities

of

the

Company

is

highly
speculative

and

involves

a

high

degree

of

risk.

Before

making

any

investment

decision,

prospective

investors

should
carefully consider all the information contained in this document including, in particular,

the risk factors described below.
12.1.

Risks Related to the Company’s Business

and Industry
Operating Income (Loss) and Negative Operating Cash

Flow
The Company

has a

history

of

losses

and

negative

cash

flows.

The

Company’s

operations

have

not

generated
sufficient

earnings

and

cash

flows

to

date

to

result

in

consistent

profitability

or

positive

cash

flows.

For

the

year

ended
December 31,

2022, the

Company had

net losses

of $32,167.027,

cash flows

used in operations

of $11,128,885,

and an
accumulated deficit

of $93,384,858.

To

the extent

that the

Company has

net losses

and negative

operating cash

flows in
future periods, it may

need to allocate

a portion of its

cash reserves to

fund such negative

cash flows. The

Company may
also be required

to raise additional

funds through the

issuance of equity

or debt securities,

or otherwise. There

can be no
assurance that the Company will be able to generate positive cash flows from its operations, that additional capital or other types of financing will be available when needed or that

these financings will be on terms favourable to the Company.
The Company’s ability to continue as a going

concern is dependent upon its ability in

the future to grow its revenue,
achieve

profitable

operations,

successfully

develop

and

introduce

new

products

and,

in

the

meantime,

to

obtain

the
necessary financing

to meet

its obligations

and repay

its liabilities

when they

become due.

While the

Company has

been
successful

in

securing

financing

in

the

past,

raising

additional

funds

is

dependent

on

a

number

of

factors

outside

the
Company’s control, and as such there is no assurance that it will be able to do so in the future. If the Company is unable to
obtain sufficient additional financing,

it may have to curtail operations

and development activities, any of which

could harm
the business,

financial

condition and

results of

operations. In

addition, the

Company may

not generate

significant

gains,
and may suffer losses, from the value of its strategic

investments in the future.
Actual Financial Position and Results of Operations May Differ Materially from the Expectations of the Company’s
Management
The

Company’s

actual

financial

position

and

results

of

operations

may

differ

materially

from

management’s
expectations. The

Company has

from time to

time experienced

changes in

its operating

plans and delays

in the timing

of
its plans. As

a result, the Company’s revenue,

net income and cash

flow may differ materially from

the Company’s projected
revenue, net income and cash flow. The process for estimating the Company’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be

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revised as additional information becomes available

and as additional analyses are

performed. In addition, the assumptions
used in planning may not prove to be accurate, and other factors may affect the Company’s financial condition or results of
operations.
Revenue Risks
PyroGenesis

may

experience

delays

in

achieving

revenues,

particularly

with

plasma

gasification

projects

which
have a long

sales cycle. Revenues

may be delayed

or negatively

impacted by issues

encountered by the

Company or its
clients including:
●

unforeseen engineering and/or environmental problems;
●

delays or inability to obtain required financing, licenses, permits and/or regulatory approvals;
●

supply interruptions and/or labour disputes;
●

foreign exchange fluctuations and/or collection risk; and
●

competition from other suppliers and/or alternative energy

solutions that are less capital intensive.
There is no assurance that the business of the

Company will perform as expected or that returns from the

business
will support the expenditures needed to develop it.
Concentration Risk
To

date, a

small number

of customers

have accounted

for a

majority of

PyroGenesis’ revenues.

As its

business
expands, the Company

expects that revenue

distribution will be

over a larger

number of different

customers. For

the year
ended December 31, 2022, sales

of PyroGenesis to its

two principal customers accounted for approximately

52% of its total
revenue. For

the year

ended December

31, 2021,

sales to

two principal

customers

accounted for

approximately 79%

of
PyroGenesis’

total

revenue.

The

loss

of,

or

a

reduction

in,

purchase

orders

or

anticipated

purchase

orders

from
PyroGenesis’ principal

customers could

have a

material adverse

effect

on its

business, financial

condition and

results of
operations.

Additionally,

if

one

of

PyroGenesis’

customers

is

unable

to

meet

its

commitments

to

PyroGenesis,

the
Company’s business, financial condition and results

of operations could be adversely affected.
As

a

result

of

the

Drosrite

International

Exclusive

Agreement

and

the

Dross

Processing

Service

Agreement,
significant

revenues

may

be

generated

by the

Company

from payments

made to

Drosrite

International

under

the Dross
Processing

Service

Agreement.

The

Company

will

no

longer

receive

payments

under

such

arrangement

if

the

Dross
Processing

Service

Agreement,

which

involves

a

third

party

in

a

foreign

jurisdiction,

is

terminated,

which

could

have

a
material adverse effect on the business, financial

condition and results of operations of the Company.
Technology Development and Manufacturing

Capability Risks
PyroGenesis recently expanded into new

areas of business and, as a result,

many of the Company’s products

are
at various

stages of

the development

cycle. The

Company may

be unable

to commercialize

such products,

or it

may be
unable

to

manufacture

such

products

in

a

commercially

viable

manner.

Whilst

management

is

confident

in

both

the
Company’s technology and in

its team of

experienced engineers, scientists and

technicians, management cannot know with
certainty

which

of

the

Company’s

products

will

be

commercialized,

when

any

such

products

will

be

commercialized,

or
whether any such products will be manufactured and distributed profitably.
Additional financing and dilution
PyroGenesis may require additional financing. There

can be no assurance

that additional financing will be

available
to the Company when needed, or on terms acceptable to the Company.

PyroGenesis’ inability to raise financing to support
ongoing operations or

to fund capital

expenditures could limit

the Company’s growth and

may have a

material adverse effect
upon the Company.

The Company

does not

exclude raising

additional funds

by equity

financing. In

addition,

as of

the date

of this
AIF,

9,815,500 stock

options and 6,014,600

warrants are

currently issued

and outstanding.

The exercise

of stock

options
and/or warrants, as well as any new equity financings,

represents dilution factors for present and future shareholders.

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Reliance on Third Party Suppliers, Service Providers

,

Distributors and Manufacturers
The Company’s

direct and

indirect suppliers,

service providers,

distributors and

manufacturers

may elect,

at any
time,

to

breach

or

otherwise

cease

to

participate

in

supply,

service,

distribution

or

manufacturing

agreements,

or

other
relationships,

on

which

the

Company’s

operations

rely.

Loss

of

its

suppliers,

service

providers,

distributors

and
manufacturers

could

have

a

material

adverse

effect

on

the

Company’s

business

and

operational

results.

Further,

any
disruption

in

the

manufacturing

process

done

by

third

party

manufacturers

could

have

a

material

adverse

effect

on

the
business,

financial

condition

and

results

of

operations

of

the

Company.

The

Company

cannot

ensure

that

alternative
production capacity would

be available in

the event

of a disruption,

or if it

would be available,

that it could

be obtained on
favorable terms.
Manufacturing Facilities
The

vast

majority

of

the

Company’s

products

are

manufactured

in

its

two

manufacturing

facilities

located

in
Montréal,

Québec.

Accordingly,

the

Company

is

highly

dependent

on

the

uninterrupted

and

efficient

operation

of

its
manufacturing facility.

If for

any reason

the Company

is required

to discontinue

production at

its facility,

it could

result in
significant delays in

production of the

Company’s products

and interruption of

the Company’s

sales as it

seeks to resume
production. The

Company

may be

unable to

resume production

on a

timely basis.

If operations

at the

facility

were to

be
disrupted

as

a

result

of

equipment

failures,

natural

disasters,

fires,

accidents,

work

stoppages,

power

outages

or

other
reasons, the Company’s business, financial condition

and/or results of operations could be materially adversely

affected.
Sales Cycle and Fixed Price Contracts
PyroGenesis sales cycle is long and the signing of

new contracts is subject to delay,

over which the Company has
little control. The Company also enters

into sales contracts with fixed pricing,

which may be impacted by changes

over the
period of implementation. There is no assurance that delays or problems in fulfilling contracts with clients will not adversely affect the Company’s activities, operating

results or financial position.
Reliance on Technology
PyroGenesis

depends

upon

continuous

improvements

in

technology

to

meet

client

demands

with

respect

to
performance and cost, and to explore additional

business opportunities. There can be no assurance

that the Company will
be successful in its

efforts in this regard or

that it will have

the resources available to

meet this demand. Whilst

management
anticipates that

its research

and development

efforts will

allow the

Company to

explore additional

business opportunities,
there

is

no

guarantee

that

such

business

opportunities

will

be

presented

or

realized.

The

commercial

advantage

of

the
Company will depend to a significant extent on the intellectual property and proprietary technology of PyroGenesis and the
ability

of

the

Company

to

prevent

others

from

copying

such

proprietary

technologies.

PyroGenesis

currently

relies

on
intellectual property rights and

other contractual or proprietary

rights, including (without limitation)

copyright, trade secrets,
confidential

procedures,

contractual

provisions,

licenses

and

patents,

to

protect

its

proprietary

technology.

PyroGenesis
may have to engage in

litigation in order to protect

its patents or other

intellectual property rights, or to

determine the validity
or

scope

of

the

proprietary

rights

of

others.

This

type

of

litigation

can

be

expensive

and

time

consuming,

regardless

of
whether or

not the

Company is successful.

PyroGenesis may seek

patents or

other similar

protections in

respect of

particular
technology; however, there can be no assurance that any future patent applications will actually result in issued patents, or
that,

even

if

patents

are

issued,

they

will

be

of

sufficient

scope

or

strength

to

provide

meaningful

protection

or

any
commercial

advantage

to

the

Company.

Moreover,

the

process

of

seeking

patent

protection

can

itself

be

long

and
expensive. In the meantime, competitors may develop technologies that are similar or superior to PyroGenesis’ technology or design around the patents owned by the Company, thereby adversely affecting the Company’s competitive advantage in one or more of its areas of business. Despite the efforts

of the Company, its intellectual

property rights may be invalidated,
circumvented, challenged, infringed or

required to be licensed to others.

It cannot be assured that

any steps the Company
may take

to protect

its intellectual

property rights

and other

rights to

such proprietary

technologies that

are central

to the
Company’s operations will prevent misappropriation

or infringement of its technology.
Changes to Contracts
PyroGenesis

is

dependent

upon

its

ability

to

establish

and

develop

new

relationships

and

to

build

on

existing
relationships

with

current

clients.

The

Company

cannot

provide

assurance

that

it

will

be

successful

in

maintaining

or
advancing

its

relationships

with

current

clients

or

procure

additional

clients.

In

addition,

PyroGenesis

cannot

provide
assurance that its customers and the

end users of its products will

continue to provide the Company

with business, or that
existing customers

and end

users will

not seek

to renegotiate

or terminate

existing contracts

providing for

the sale

of the
Company’s products and

technology based on

circumstances on which

the Company is

not currently

aware. Any termination

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or amendment of

a contract under

which the Company

derives an important

portion of its

revenues, including

the Drosrite
International

Exclusive

Agreement

and

the

Dross

Processing

Service

Agreement,

and

any

adverse

change

in

the
relationship

of the

Company

with its

customers

and end

users, will

have an

adverse

effect

on the

Company’s

business,
financial condition and results of operations.
Sales to governments and governmental

entities are subject to specific

additional risks, such as delays

in funding,
termination of

contracts

or sub-contracts

at the

convenience

of the

government,

termination, reduction

or modification

of
contracts or sub-contracts in

the event of changes

in the government’s policies

or as a result of budgetary

constraints and
increased or unexpected costs resulting in losses or reduced profits under fixed price contracts.
Foreign Exchange Exposure
PyroGenesis’ products

and services

are increasingly

being sold

in markets

outside of

Canada, whilst

most of

its
operating expenses

and capital

expenditures are

denominated in

Canadian dollars.

As a result,

the Company

is exposed
to

fluctuations

in

the

foreign

exchange

rates

between

Canadian

dollar

and

the

currency

in

which

a

particular

sale

is
transacted,

which

may

result

in

foreign

exchange

losses

that

could

affect

earnings.

Foreign

sales

are

predominantly
denominated in U.S. dollars. The Company has not to date sought to hedge the risks associated with fluctuations in foreign
exchange rates.
Competition
The industry in which the Company

operates is competitive and PyroGenesis

competes with a substantial number
of companies which have

greater technical and

financial resources. There can

be no assurance that

such competitors will
not substantially increase the resources devoted to the development and marketing of products and services

that compete
with those of

the Company

or that new

or existing

competitors will

not enter

the various

markets in which

PyroGenesis is
active. There

can be

no assurance

that competitors

will not

develop new

and unknown

technologies with which

the Company
may have difficulty

competing. Furthermore,

failure to

remain cost competitive

may result in

PyroGenesis losing

business
to its competitors.
The plasma

technology

of

PyroGenesis

competes

against

other

plasma

and

conventional

technologies.

Without
limitation,

the

demand

for

the

plasma

technology

of

PyroGenesis,

particularly

in

waste

destruction

and

waste-to-energy
systems, can be impacted by the commodity prices of the energy source used for the process and the price at which waste is accepted by

landfills and

traditional waste

processing plants.

While the Company

believes that

demand for sustainable
waste management practices

that have

lower environmental impacts

than traditional solutions

such as landfill

or incineration
is

increasing,

the

high

flows

of

electricity

necessary

to

operate

the

waste

destruction

and

waste-to-energy

systems

of
PyroGenesis have an

impact on the

operational costs

of the Company’s

systems, and traditional

solutions may

constitute
lower-cost solutions, particularly if commodity prices (including of oil and natural gas) are low or experience a decline.
Management and Key Personnel
PyroGenesis

depends

on

the

skills

and

experience

of

its

executive

and

management

team

and

other

key
employees.

The

Company

relies

heavily

on

its

ability

to

attract

and

retain

highly

skilled

personnel

in

a

competitive
environment. PyroGenesis may be

unable to recruit, retain, and

motivate highly skilled executives

and employees in order
to assist the Company’s

business, especially activities

that are essential to

the success of

the Company.

Failure to recruit
and retain

highly skilled

executives

and

employees

may adversely

affect

PyroGenesis’

business, financial

condition

and
results of operations.
Implementation of a Strategic Plan
PyroGenesis’ commercial strategy aims to leverage its products, consumables, and services whilst focusing on the resolution of problems

within niche markets within

the industries served by

the Company.

There can be no

assurances as
to the

success

of the

Company’s

strategic

plan,

which

should

be considered

under

the risks

perspective

and

difficulties
frequently encountered by a developing business.
Adverse Decisions of Sovereign Governments
PyroGenesis

conducts

an

increasing

portion

of

its

business

internationally.

There

is

no

assurance

that

any
sovereign government, including Canada’s, will not establish laws or regulations that may be detrimental to the Company’s interests or

that PyroGenesis

will continue

to have

access to

the regulatory

agencies in

the countries

in which

it sells

or
seeks

to

sell,

directly

or

indirectly,

its

products

and

services.

Governments

have,

from

time

to

time,

established

foreign

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exchange controls, which could

have a material adverse effect

on the Company’s business,

financial condition and results
of operations.
Risks Related to International Operations
A substantial

portion of the

Company’s sales

are made to

customers and

end users

outside Canada,

including in
the United States, the European Union and

the Middle East. The Company conducts

its international operations directly or
through distributors

or other

agents or

intermediaries, including

Drosrite International.

The Company

plans to

continue to
expand its international sales and marketing

efforts. International operations are subject

to a number of inherent risks, and
the Company’s future results could be adversely affected

by a number of factors, including:
•

unfavorable political or economic environments;
•

requirements

or

preferences

for

domestic

products

or

solutions,

which

could

reduce

demand

for

the
Company’s products;
•

differing existing or future regulatory and certification

requirements;
•

unexpected legal or regulatory changes;
•

greater difficulty in collecting accounts receivable

and longer collection periods;
•

difficulties in enforcing contracts;
•

any inability to effectively protect intellectual property;
•

tariffs

and

trade

barriers,

export

regulations

and

other

regulatory

and

contractual

limitations

on

the
Company’s ability to sell its products; and
•

potentially adverse tax consequences, including multiple and possibly overlapping tax structures.
Fluctuations

in currency

exchange rates

could materially

adversely

affect

sales denominated

in currencies

other
than the Canadian dollar

and cause a reduction

in revenues derived from

sales in a particular country.

Financial instability
in

foreign

markets

could

also

affect

the

sale

of

the

Company’s

products

in

international

jurisdictions.

In

addition,

the
Company may be denied

access to its end

customers as a result

of a closing of

the borders of the

countries in which it

its
products are sold due to economic, legislative, political, military and other conditions in such countries.
There can be

no assurance

that such factors

will not materially

adversely affect

the operations,

growth prospects
and sales of

the Company

and, consequently,

its results

of operations. In

addition, revenues

the Company earns

in other
jurisdictions may be

subject to taxation by

more than one

jurisdiction, which could materially

adversely affect the Company’s
earnings. Each of these factors could have an adverse effect on the Company’s business, financial condition and results of operations.
Governmental Regulation
PyroGenesis is subject to a variety of federal, provincial, state, local and international laws and regulations relating namely to

the environment,

health and

safety,

export controls,

currency exchange,

labour and

employment and

taxation.
These laws and regulations

are complex, change frequently

and have tended to become

more stringent over time. Failure
to comply with these

laws and regulations may

result in a variety

of administrative, civil and

criminal enforcement measures,
including assessment

of monetary

penalties, imposition

of remedial

requirements and

issuance of

injunctions as

to future
compliance. The Company

may be subject to

compliance audits by regulatory

authorities in the various countries

in which
it operates.
Government-funded Defense and Security Programs
Like most

companies that

supply products

and services

to governments,

the Company

is subject

to routine

audit
and investigation procedures

of government agencies.

These agencies may

review the Company’s

performance under its
contracts,

business

processes,

cost

structure,

and

compliance

with

applicable

laws,

regulations

and

standards.

The
Company’s incurred costs for

each year are

subject to audit

by government agencies, which

can result in

payment demands
related to costs

they believe

should be

disallowed. The

Company works

with governments

to assess

the merits

of claims
and

where

appropriate

reserve

for

amounts

disputed.

The

Company

could

be

required

to

provide

repayments

to

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governments, which may have a negative effect on its results of operations. Contrary to cost-reimbursable contracts, some costs may not

be reimbursed or

allowed under fixed-price

contracts, which may

have a negative

effect on the

Company’s
results of operations if it experiences costs overruns.
Environmental Liability
PyroGenesis

is

subject

to

various

environmental

laws

and

regulations

enacted

in

the

jurisdictions

in

which

it
operates,

which

govern

the

manufacturing,

processing,

importation,

transportation,

handling

and

disposal

of

certain
materials used

in the

Company’s

operations. Management

believes that

it has

adequate procedures

in place

to address
compliance with current environmental laws and regulations. Furthermore, management monitors the Company’s practices concerning the handling of environmentally hazardous materials. However,

there can be no assurance that the Company’s
procedures

will

prevent

environmental

damage

occurring

from

spills

of

materials

handled

by

the

Company

or

that

such
damage has not

already occurred.

On occasion, substantial

liabilities to third

parties may be

incurred. The Company

may
have

the

benefit

of

insurance

maintained

by

it

or

the

operator,

however

the

Company

may

become

liable

for

damages
against which it cannot adequately

insure or against which it

may elect not to

insure because of high costs

or other reasons.
The Company’s

clients are

subject to similar

environmental laws

and regulations,

as well as

limits on emissions

to the air
and discharges

into surface

and sub-surface

waters. While

regulatory developments

that may

follow in subsequent

years
could have

the effect

of reducing

industry activity,

the Company

cannot predict

the nature

of the

restrictions that

may be
imposed. The

Company may

be required

to increase

operating expenses

or capital

expenditures in

order to

comply with
any new restrictions or regulations.
Product Liability and Other Lawsuits
PyroGenesis is

subject to

a variety

of potential

product liabilities claims

and other

lawsuits related with

its operations,
including

liabilities

and

expenses

associated

with

product

defects.

The

Company

maintains

product

liability

and

other
insurance coverage that management believes is generally

in accordance with the market practice in its industry,

but there
can be no assurance that the Company will always be

adequately insured against all potential liabilities.
A

malfunction

or

the

inadequate

design

of

the

Company’s

products

could

result

in

product

liability

or

other

tort
claims.

Accidents

involving

the

Company’s

products

could

lead

to

personal

injury

or

physical

damage.

Any

liability

for
damages resulting

from malfunctions

could be

substantial and

could materially

adversely affect

the Company’s

business
and

results

of

operations.

In

addition,

a

well-publicized

actual

or

perceived

problem

could

adversely

affect

the

market’s
perception of the Company’s products and affect

its reputation. This could result in a decline in demand for the

Company’s
products, which would materially adversely affect

the Company’s financial condition and results

of operations.
The sale

and use

of products

and processes

developed or

sold by

the Company

may entail

potential liability

and
possible

warranty

claims.

The Company

is also

required

to

indemnify

Drosrite

International

for any

claims

and

liabilities
incurred in

connection with the

Drosrite systems. The

Company may be

subject to personal

injury claims for

injuries resulting
from use of its products. Although the

Company maintains product liability insurance,

there can be no assurance that such
insurance will

continue to

be available

on commercially

reasonable terms

or that

the risks

covered or

coverage amounts
will be sufficient to cover all claims.
Information Systems Disruptions
The Company

relies

on various

information

technology

systems

to manage

its operations.

Over

the last

several
years,

the

Company

has

implemented,

and

it

continues

to

implement,

modifications

and

upgrades

to

such

systems,
including changes

to legacy

systems, replacing

legacy systems

with successor

systems with

new functionality, and acquiring
new systems with

new functionality.

These types

of activities subject

the Company

to inherent costs

and risks

associated
with replacing and

changing these systems,

including impairment of

the Company’s ability

to fulfill

customer orders, potential
disruption of

its internal

control structure, substantial

capital expenditures, additional

administration and operating

expenses,
retention of

sufficiently skilled

personnel to

implement and

operate the

new systems,

demands on management

time and
other

risks

and

costs

of

delays

or

difficulties

in

transitioning

to

or

integrating

new

systems

into

the

Company’s

current
systems. These

implementations, modifications,

and upgrades

may not result

in productivity

improvements at

a level that
outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new technology systems may cause

disruptions

in

the

Company’s

business

operations

and

have

a

material

adverse

effect

on

its

business,

financial
condition, or results of operations.

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Security Breaches
As part

of its

day-to-day business,

the Company

stores its

data and

certain data

about its customers

in its global
information technology system.

Unauthorized access to

the Company’s data,

including any regarding

its customers, could
expose the Company to a risk of

loss of this information, loss of

business, litigation and possible liability. Security measures may

be

breached

by

intentional

misconduct

by

computer

hackers,

as

a

result

of

third-party

action,

employee

errors,
malfeasance

or

otherwise.

Additionally,

third

parties

may

attempt

to

fraudulently

induce

employees

or

customers

into
disclosing sensitive information

such as usernames,

passwords or other

information in order

to gain access

to the data

of
the

Company’s

customers

or

the

Company’s

data,

including

the

Company’s

intellectual

property

and

other

confidential
business

information,

or

the

Company’s

information

technology

systems.

Because

the

techniques

used

to

obtain
unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, the Company may

be unable to anticipate

these techniques or

to implement adequate preventative

measures. Any
security breach could

result in a

loss of

confidence by the

Company’s customers, damage its

reputation, disrupt its

business,
lead to legal liability and negatively impact its future sales,

business, operations and financial results.
Public Health Crises
Public

health

crises,

including

local,

regional,

national

or

international

outbreak

of

a

contagious

disease,

could

have

an
adverse effect on

local economies, the

global economy,

and the markets

in which the

Company operates

and markets its
products, and may

adversely impact the

price and demand

for the Company’s

products and the

ability of the

Company to
operate and market

its products. Any

such alterations or

modifications could cause

substantial interruption to

the Company’s
business, any

of which

could have

a material

adverse effect

on the

Company’s operations

or financial

results, and

could
include temporary closures of

one or more

of the Company’s or

its partner’s offices or

facilities; temporary or long-term

labor
shortages; temporary or long-term adverse impacts on the Company’s supply chain and distribution channels; the potential of increased network vulnerability and

risk of data loss resulting

from increased use of remote

access and removal of data
from the Company’s facilities.
2020

and

2021

saw

The

global

outbreak

of

COVID-19

have

devasting

effects

on

populations

and

led

to

governments
worldwide enacting emergency

measures to protect

against the spread of

the virus. In 2022,

the detrimental effects

of the
COVID-19 pandemic

on economies

and businesses

lessened with

the lifting

of most

public health

restrictions

during the
year. Like most businesses, PyroGenesis was affected

by the pandemic. However, the Company took measures to protect its

employees

and

the

company

in

general

and

continued

its

operations

throughout

the

pandemic.

Notwithstanding

the
foregoing, there

is no

guarantee that

the global

effects of the

pandemic will

continue to improve

and if

new strains, outbreaks,
or other adverse

effects arise,

the Company and

its vendors and

suppliers may

be unable to

continue operations

or keep
up with increasing

demands as

a result

of COVID-19

and customers

may experience

delays or interruptions

in service

or
the delivery

of products, which

may be detrimental

to the

Company’s reputation, business, results

of operations and

financial
position.

The

Company

cautions

that

it

is

impossible

to

fully

anticipate

or

quantify

the

effect

and

ultimate

impact

of

the
COVID-19 pandemic as the situation still continues to evolve.
Litigation
The Company may from time

to time become party

to litigation, including in the

ordinary course of business

which
could adversely

affect its

business. Should

any litigation

in which

the Company

becomes involved

be determined

against
the Company,

such a decision could

adversely affect the

Company’s ability to

continue operating and

the market price for
the Common Shares

and could use

significant resources.

Even if the

Company is

involved in litigation

and wins, litigation
can redirect significant Company resources. Litigation may also create a negative perception of the Company’s brand. See
“Legal Proceedings”.
Trade Secrets May Be Difficult to Protect
The

Company’s

success

depends

upon

the

skills,

knowledge

and

experience

of

its

scientific

and

technical
personnel,

consultants

and

advisors,

as

well

as

contractors.

Because

the

Company

operates

in

a

highly

competitive
industry,

it

relies

in

part

on

trade

secrets

to

protect

its

proprietary

products

and

processes.

However,

trade

secrets

are
difficult

to

protect.

The

Company

generally

enters

into

confidentiality

or

non-disclosure

agreements

with

its

corporate
partners,

employees,

consultants,

outside

scientific

collaborators,

developers

and

other

advisors.

These

agreements
generally

require

that

the

receiving

party

keep

confidential,

and

not

disclose

to

third

parties,

confidential

information
developed by the receiving

party or made known to

the receiving party by

the Company during the course

of the receiving
party’s relationship with the Company. These agreements also generally provide that inventions conceived by the receiving party

in

the

course

of

rendering

services

to

the

Company

will

be

its

exclusive

property,

and

the

Company

enters

into
assignment agreements to perfect its rights.

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These

confidentiality,

inventions

and

assignment

agreements,

where

in

place,

may

be

breached

and

may

not
effectively

assign intellectual

property rights

to the

Company.

The Company’s

trade secrets

also could

be independently
discovered by

competitors, in

which case

the Company

would not

be able

to prevent

the use

of such

trade secrets

by its
competitors. The enforcement of a claim alleging that a party illegally obtained and was using the Company’s trade secrets could be difficult, expensive and time consuming and the outcome could be unpredictable. The failure to obtain or maintain meaningful trade secret protection could adversely affect

the Company’s competitive position.
Risks Related to Acquiring Companies
The Company

has in

the past

and may

in the

future acquire

other companies

and there

are risks

inherent in

any
such acquisition.

Specifically,

there could

be unknown

or undisclosed

risks or

liabilities of

such companies

for which

the
Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of

operations. The Company could encounter additional transaction and integration

related costs

or other factors

such as

the failure to

realize all

of the

benefits from

such acquisitions.

All of
these factors could cause dilution

to the Company’s earnings per

share or decrease or

delay the anticipated accretive effect
of the acquisition and cause a decrease in the market price of the Company’s securities. The Company may not be able to
successfully integrate and combine the operations, personnel and technology infrastructure of any such acquired company with its existing operations.

If integration is not

managed successfully by

the Company’s

management, the Company

may
experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of

integration

and

harm

to

its reputation,

all

of which

could

have

a

material

adverse

effect

on

the

Company’s

business,
financial

condition

and

results

of

operations.

The

Company

may

experience

difficulties

in

combining

corporate

cultures,
maintaining

employee

morale

and

retaining

key

employees.

The

integration

of

any

such

acquired

companies

may

also
impose substantial demands on

the management. There is no

assurance that any acquisition will

be successfully integrated
in a timely manner or at all.
Global Economic Uncertainty
Demand

for

the

Company’s

products

and

services

are

influenced

by

general

economic

and

consumer

trends
beyond

the

Company’s

control.

There

can

be

no

assurance

that

the

Company’s

business

and

corresponding

financial
performance

will

not

be

adversely

affected

by

general

economic

or

consumer

trends.

In

particular,

global

economic
conditions are still tight, and if such conditions continue, recur or worsen, there can be no assurance that they will not have a material adverse effect on the Company’s

business, financial condition and results of operations.
Furthermore, economic conditions may produce downward pressure on stock prices and on the availability

of credit
for financial

institutions and

corporations. If

any market

disruption and

volatility continue,

the Company

might experience
reductions

in

business

activity,

increased

funding

costs

and

funding

pressures,

as applicable,

a decrease

in

the

market
price

of

the

Common

Shares,

a

decrease

in

asset

values,

additional

write-downs

and

impairment

charges

and

lower
profitability.
Inability to Renew Leases
The

Company

may

be

unable

to

renew

or

maintain

its

leases

(commercial

or

real

property)

on

commercially
acceptable

terms

or

at

all.

Any

inability

to

renew

a

lease,

or

any

renewal

of

a

lease

with

a

rental

rate

higher

than

the
prevailing rate

under the

applicable lease

prior to

expiration, may

have an

adverse impact

on the

Company’s operations,
including disruption of its operations

or an increase in its cost

of operations. In addition, in the

event of non-renewal of any
of the Company’s

leases, the Company

may be unable

to locate suitable

replacement properties

for its facilities

or it may
experience delays in relocation that could lead to a disruption in its operations. Any disruption in the Company’s operations could have an adverse effect on its financial condition

and results of operations.
Financial Reporting and Other Public Issuer Requirements
As

a

public

company,

the

Company

is

subject

to

the

reporting

requirements

of

the

Canadian

Securities
Administrators, or the

CSA, and

the U.S. Securities

Exchange Act

of 1934, as

amended, and the

rules and regulations

of
the listing standards of the TSX

and NASDAQ and the U.S. Sarbanes-Oxley Act.

The requirements of these laws, rules and
regulations have increased and will continue

to increase the Company’s legal,

accounting, and financial compliance costs,
make some activities

more difficult,

time-consuming, and

costly,

and place significant

strain on the

Company’s personnel,
systems, and resources. The Company is continuing to

develop and refine its disclosure controls and other

procedures that
are designed to ensure that information required to

be disclosed by the Company in the reports

that it will file with the CSA
is

recorded,

processed,

summarized,

and

reported

within

the

time

periods

specified

in

CSA

rules

and

forms

and

that

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of Contents

information required

to be

disclosed in

reports under

applicable securities

laws is

accumulated and

communicated to

the
Company’s principal

executive and

financial officers.

The Company

is also

continuing to

improve its

internal control

over
financial reporting. In order to

improve the effectiveness

of its disclosure controls and

procedures and internal control over
financial reporting, the

Company has expended,

and anticipate

that it

will continue to

expend, significant

resources, including
accounting-related costs and significant management oversight.
The

Company

has

identified

certain

material

weaknesses

in

its

internal

controls,

as

more

fully

explained

in

its
management’s

discussion

and

analysis

for

the

year

ended

December

31,

2022,

under

“Disclosure

Controls

and
Procedures”. Additional weaknesses in the Company’s disclosure controls and internal control over financial reporting may
also be discovered in the future. Any failure

to develop or maintain effective controls

or any difficulties encountered in their
implementation or improvement

could harm

the Company’s

results of operations

or cause the

Company to fail

to meet its
reporting obligations and may result in a restatement of the Company’s financial statements for prior periods. Any failure to improve and

maintain

effective

internal

control over

financial

reporting

also could

adversely

affect

the results

of periodic
management

evaluations

and

annual

independent

registered

public

accounting

firm

attestation

reports

regarding

the
effectiveness

of

the

Company’s

internal

control

over

financial

reporting

that

the

Company

will

eventually

be

required

to
include

in

its periodic

reports

that will

be

filed

with

the

CSA.

Ineffective

disclosure

controls

and

procedures

and

internal
control over financial reporting could also cause investors to lose confidence in the Company’s reported financial and other information, which could have

a negative effect

on the trading price

of the Common Shares.

In addition, if the

Company is
unable to continue to meet these requirements, it may not be able to remain listed on the TSX and/or NASDAQ.
Influence of the Significant Shareholders
To

the Company’s

knowledge, no

shareholder beneficially

owns, or controls

or directs,

directly or indirectly,

more
than

10%

of

the

voting

rights

attached

to

the

Company’s

outstanding

voting

securities,

except

for

Mr.

P.

Peter

Pascali,
President and

Chief Executive

Officer of

the Company,

who holds

or controls,

directly or

indirectly,

80,925,698 Common
Shares,

representing

in

aggregate

45.32%

of

the

total

voting

rights

attached

to

the

outstanding

Common

Shares,

and
2,500,000 share

purchase warrants

and options

to acquire

an additional

4,270,000 Common

Shares (increasing

the total
number of Common

Shares held or

controlled, directly

or indirectly,

by him to

87,695,698 Common

Shares, or 47.31%

or
the Common

Shares, on

a fully

diluted basis).

In addition,

from time

to time,

the Company

may have

other shareholders
who

have

the

ability

to

exercise

significant

influence

over

matters

submitted

to

the

shareholders

of

the

Company

for
approval, whether subject to approval by a

majority of the shareholders of the

Company or subject to a class

vote or special
resolution. See “Directors and Executive Officers

- Conflicts of Interest”.
Joint Venture/Partnership Arrangements
The Company

may participate

in joint

ventures and

partnerships

with third

parties. A

joint venture

or partnership
arrangement involves

certain additional

risks including:

(i) the possibility

that a partner

may at any

time have economic

or
business interests

or goals

that are

inconsistent with

those of

the Company

or take

actions contrary

to the instructions

or
requests of

the Company

or contrary

to the

Company’s objectives;

(ii) the

risk that

the partner

could experience

financial
difficulties or seek the protection of bankruptcy, insolvency or other laws, which could result in additional financial demands on the Company;

and (iii) the

need to obtain

the partner’s consent

with respect to

certain major decisions.

In addition, the
sale or transfer of an interest in joint ventures and partnerships will generally be subject to rights of first refusal or first offer
and certain other joint

venture or partnership agreements may provide

for buy-sell or similar

arrangements. Such rights may
be triggered at a time

when the Company may not desire the

sale but may be forced to

do so because it does not

then have
the financial

resources

with

which

to purchase

the other

parties’

interests. The

terms

of any

joint venture

or partnership
arrangement

may

not

allow

the

Company

to

realize

anticipated

benefits

and

may

adversely

affect

the

Company

and

its
business.
Limited Control Over the Company’s Operations
Holders of the Common Shares have limited

control over changes in the Company’s policies and operations, which increases

the

uncertainty

and

risks

of

an

investment

in

the

Company.

The

Board

determines

major

policies,

including
policies regarding

financing, growth,

debt capitalization and

any future

dividends to

shareholders of

the Company. Generally,
the Board may amend or revise these and other policies without a vote of the holders of the Common Shares. The Board’s
broad

discretion

in

setting

policies

and

the

limited

ability

of

holders

of

the

Common

Shares

to

exert

control

over

those
policies increases the uncertainty and risks of an investment in the Company.

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Change in Tax Laws
New income, sales, use

or other tax laws,

statutes, rules, regulations or

ordinances could be enacted

at any time.
Further,

existing

tax

laws,

statutes,

rules,

regulations

or

ordinances

could

be

interpreted,

changed,

modified

or

applied
adversely to the

Company.

These enactments and

events could require

the Company to

pay additional tax

amounts on a
prospective or

retroactive basis,

thereby substantially

increasing the

amount of

taxes the

Company is

liable to

pay in

the
relevant tax jurisdictions.

Accordingly,

these events could

decrease the capital

that the Company

has available to

operate
its business. Any or all of these events could harm the

business and financial performance of the Company.
Forward-Looking Information
The forward-looking information

included in this AIF relating

to, among other things,

the Company’s future

results,
performance, achievements, prospects, targets, intentions or opportunities or the markets in which it operates (including, in particular, the information contained under “Business of the Company”, and the other statements listed in

“Forward-Looking
Statements”)

is

based

on

opinions,

assumptions

and

estimates

made

by

the

Company’s

management

in

light

of

its
experience and

perception of

historical trends,

current conditions and

expected future developments,

as well

as other

factors
that the Company believes are appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will

prove to be correct. The Company’s

actual results in the future may

vary significantly
from the historical and estimated results and those variations may be material. The Company makes no representation that
its actual

results

in the

future

will be

the same,

in whole

or in

part, as

those

included in

this AIF.

See “Forward

-Looking
Statements”.
Credit Facilities
The Company’s credit facilities and

financing agreements mature on

various dates. There can

be no assurance that
such credit facilities or financing agreements will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will

occur on

equally favourable

terms to

the Company.

The Company’s

ability to

continue operating

may be
adversely

affected

if

the

Company

is

not

able

to

renew

its

credit

facilities

or

arrange

refinancing,

or

if

such

renewal

or
refinancing, as the case may

be, occurs on terms

materially less favorable to the

Company than at present. The

Company’s
current credit

facilities and

financing agreements

impose covenants

and obligations

on the

Company.

There is

a risk

that
such loans may go into

default if there is a

breach in complying with such

covenants and obligations, which

could result in
the lenders realizing on their security and causing the

Company’s shareholders to lose some or all of

their investment.
12.2.

Risks Related to the Company’s

Securities
Potential Volatility of Common Share

Price
The market price of the

Common Shares could be

subject to significant fluctuations.

Some of the factors

that may
cause the market price of the Common Shares to fluctuate

include:
•

the

public’s

reaction

to

the

Company’s

press

releases,

announcements

and

filings

with

regulatory
authorities and those of its competitors;
•

fluctuations in broader stock market prices and volumes;
•

changes in market valuations of similar companies;
•

investor perception of the Company,

its prospects or the industry in general;
•

additions or departures of key personnel;
•

commencement of or involvement in litigation;
•

announcements

by

the

Company

or

its

competitors

of

strategic

alliances,

significant

contracts,

new
technologies, acquisitions, commercial relationships, joint

ventures or capital commitments;
•

variations

in

the

Company’s

quarterly

results

of

operations

or

cash

flows

or

those

of

other

comparable
companies;
•

revenues

and

operating

results

failing

to

meet

the

expectations

of

securities

analysts

or

investors

in
particular quarter;

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•

changes in the Company’s pricing policies or the pricing

policies of its competitors;
•

future issuances and sales of Common Shares;
•

sales of Common Shares by insiders of the Company;
•

third party disclosure of significant short positions;
•

demand for and trading volume of Common Shares;
•

changes

in

securities

analysts’

recommendations

and

their

estimates

of

the

Company’s

financial
performance;
•

short-term fluctuation in

stock price caused

by changes in

general conditions in

the domestic and

worldwide
economies or financial markets; and
•

the other risk factors described under this heading of the AIF.
The realization of any of these risks and other factors

beyond the Company’s control could cause

the market price
of the Common Shares to decline significantly.
In addition, broad market and industry factors may harm the market price of the Common Shares. Hence, the price of the

Common Shares

could fluctuate

based upon

factors that

have little

or nothing

to do

with the

Company,

and these
fluctuations could materially reduce the

price of the Common Shares regardless

of the Company’s operating performance.
In

the

past,

following

a

significant

decline

in

the

market

price

of

a

company’s

securities,

there

have

been

instances

of
securities class action

litigation having

been instituted

against that company.

If the Company

were involved

in any similar
litigation, it

could incur

substantial costs,

management’s

attention and

resources could

be diverted

and it

could harm

the
Company’s business, operating results and financial

condition.
In addition, the Company

may face the risk

of being delisted from

the TSX and/or NASDAQ

if decreases in the

price
of the Common Shares do not allow the Company to

meet certain conditions of the listing exchange(s).
Market Liquidity
The market price for the Common

Shares could be subject to wide

fluctuations. Factors such as the announcement
of significant

contracts,

technological

innovations,

new

commercial

products,

patents,

a change

in

regulations,

quarterly
financial results,

future sales

of Common

Shares by

the Company

or current

shareholders, and

many other

factors could
have considerable

repercussions on

the price

of the

Common Shares.

In addition,

the financial

markets may

experience
significant price

and value

fluctuations that

affect the

market prices

of equity

securities of

companies that

sometimes are
unrelated

to

the

operating

performance

of

these

companies.

Broad

market

fluctuations,

as

well

as

economic

conditions
generally may adversely affect the market price of

the Common Shares.
Dividends to Shareholders
The Company

does not

anticipate paying

cash dividends

on the

Common Shares

in the

foreseeable future.

The
Company currently intends to retain all future earnings to fund the development and growth of its business. Any payment of
future dividends will be at

the discretion of the

directors and will depend

on, among other things, the

Company’s earnings,
financial

condition,

capital

requirements,

level

of

indebtedness,

statutory

and

contractual

restrictions

applying

to

the
payment of dividends, and other considerations that the directors deem relevant.
Impact of Future Sales by Existing Shareholders
If the

Company’s

shareholders sell

substantial amounts

of the

Common Shares

in the

public market,

the market
price of the

Common Shares could

decrease. The perception

among investors that

these sales will

occur could also

produce
this effect.

All currently

outstanding Common

Shares other

than those subject

to lock-up

agreements, if

any,

executed by
certain

existing

shareholders

are, subject

to

applicable

securities

laws,

generally

immediately

available

for

resale

in

the
public markets.

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Subject to compliance with applicable securities laws, the Company’s officers, directors and their affiliates may sell some or all

of their Common

Shares in the

future. No

prediction can be

made as

to the effect,

if any,

such future sales

of
Common Shares will have on

the market price of

the Common Shares prevailing from

time to time. However, the future sale
of a substantial number

of Common Shares

by the Company’s

officers, directors

and their affiliates,

or the perception

that
such sales could occur, could

materially adversely affect prevailing market prices

for the Common Shares.
Additional Common Shares issuable upon

the exercise of stock options

or warrants may also be available

for sale
in

the

public

market,

which

may

also

cause

the

market

price

of

the

Common

Shares

to

fall.

Accordingly,

if

substantial
amounts of Common Shares are sold in the public market,

the market price could fall.
Working Capital and Future Issuances
The Company may issue additional Common Shares in the future which may dilute a shareholder’s holdings in the
Company. The Articles

permit the issuance of an unlimited number of Common Shares,

and shareholders of the Company
will have no pre-emptive rights in connection

with any further issuances. The directors

of the Company have the discretion
to

determine

the

provisions

attaching

to

the

Common

Shares

and

the

price

and

the

terms

of

issue

of

further

Common
Shares.
Additional equity

financing may

be dilutive to

holders of

Common Shares.

Debt financing

may involve

restrictions
on the Company’s financing

and operating activities. Debt

financing may be

convertible into other securities

of the Company
which may result in immediate or

resulting dilution. In either case, additional financing may not be available to the Company
on acceptable terms

or at all.

If the Company

is unable to

raise additional funds

as needed, the

scope of its

operations or
growth may

be reduced

and, as

a result,

the Company

may be

unable to

fulfil its

long-term goals.

In this

case, investors
may lose

all or part

of their

investment. Any

default under

such debt

instruments could

have a

material adverse

effect on
the Company,

its business or the results of operations.
Securities or Industry Analysts
The

trading

market

for

Common

Shares

could

be

influenced

by

the

research

and

reports

that

industry

and/or
securities analysts, or

others, may publish

about the Company, its business,

the market or

competitors. If any

of the analysts
who may

cover the

Company’s business change their

recommendation regarding the

Common Shares adversely, or

provide
more favourable

relative recommendations

about its

competitors, the

share price

would likely

decline. If

any analyst

who
may cover

the Company’s

business were

to cease

coverage or

fail to

regularly publish

reports on

the Company,

it could
lose visibility in the financial markets, which in turn could cause the share price or trading volume to decline.
12 .3.
Risks Related to the Company’s

Status as a Foreign Private Issuer
Information Publicly Available to the Company’s U.S.

Shareholders
The Company

is a

foreign private

issuer under

applicable U.S.

federal securities

laws. As

a result,

the Company
does not

file the

same reports

that a

U.S. domestic

issuer would

file with

the U.S.

Securities and

Exchange Commission
(the “ SEC
”), although the Company

is required to file

with or furnish to

the SEC the continuous

disclosure documents that
the Company is required to file in

Canada under Canadian Securities Laws, in certain respects the reporting obligations are less

detailed

and

less

frequent

than

those

of

U.S.

domestic

reporting

companies.

In

addition,

the

Company’s

officers,
directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the

Company’s shareholders may not know on as timely a

basis when the Company’s
officers,

directors

and

principal

shareholders

purchase

or

sell

Common

Shares

as

the

reporting

periods

under

the
corresponding Canadian insider reporting requirements

are longer.
As a foreign private issuer, the Company

is exempt from the rules and regulations under the Exchange

Act related
to the furnishing and

content of proxy statements.

The Company is also

exempt from Regulation FD,

which prohibits issuers
from making selective disclosures of

material non-public information. While

the Company complies with the

corresponding
requirements

relating

to

proxy

statements

and

disclosure

of

material

non-public

information

under

Canadian

Securities
Laws, these requirements differ from

those under the Exchange Act

and Regulation FD and

shareholders should not expect
to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition,
the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as
U.S. domestic companies whose securities are registered

under the Exchange Act.
In addition,

as a

foreign private

issuer, the Company has

the option

to follow

certain Canadian corporate

governance
practices, except

to the

extent that

such laws

would be

contrary to

U.S. securities

laws, and

provided that

the Company

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discloses the requirements it is not following and describe the Canadian practices it follows instead. The Company plans to rely

on

this

exemption.

As

a

result,

the

Company’s

shareholders

may

not

have

the

same

protections

afforded

to
shareholders of U.S. domestic companies that are subject

to all U.S. corporate governance requirements.
Loss of Foreign Private Issuer Status in the Future
In order

to maintain

its status

as a

foreign private

issuer,

a majority

of the

Company's

Common Shares

must be
either

directly

or

indirectly

owned

by

non-residents

of

the

U.S.

unless

the

Company

also

satisfies

one

of

the

additional
requirements necessary

to preserve

this status.

The Company

may in

the future

lose its

foreign private

issuer status

if a
majority of the

Common Shares

are held

in the United

States and

the Company

fails to

meet the

additional requirements
necessary to avoid

loss of foreign

private issuer

status. The

regulatory and compliance

costs to the

Company under

U.S.
federal

securities

laws

as

a

U.S.

domestic

issuer

may

be

significantly

more

than

the

costs

the

Company

incurs

as

a
Canadian foreign private

issuer eligible to use

the multi-jurisdictional disclosure

system ("
MJDS
"). If the Company

is not a
foreign private

issuer,

it would

not be eligible

to use

the MJDS

or other

foreign issuer

forms and

would be

required to

file
periodic

and

current

reports

and

registration

statements

on

U.S.

domestic

issuer

forms

with

the

SEC,

which

are

more
detailed and extensive than the forms available

to a foreign private issuer.

In addition, the Company may lose the

ability to
rely upon exemptions from Nasdaq corporate governance

requirements that are available to foreign private issuers.
Inability for U.S. Investors to Enforce Certain Judgments
The Company is a corporation existing under the Canada

Business Corporations Act. A number of the Company’s
directors and officers are residents of Canada, and substantially all of the Company’s assets are located outside the United
States. As a result, it may be difficult

to effect service within the United

States upon the Company or upon its

directors and
officers.

Execution

by

United

States

courts

of

any

judgment

obtained

against

the

Company

or

any

of

the

Company’s
directors or officers

in United

States courts may

be limited to

the assets

of such companies

or such persons,

as the case
may be,

located in

the United

States. It

may also

be

difficult

for holders

of securities

who reside

in the

United

States to
realize in the United States upon judgments of courts of the United

States predicated upon civil liability and the civil liability of the Company’s directors and executive officers

under the United States federal securities laws. The

Company has been
advised that

a judgment

of a

U.S. court

predicated solely upon

civil liability

under U.S.

federal securities

laws or

the securities
or “blue sky” laws of any

state within the United States,

would likely be enforceable

in Canada if the United

States court in
which the judgment was obtained has a basis

for jurisdiction in the matter that would be recognized

by a Canadian court for
the same purposes. However, there may be doubt

as to the enforceability in Canada

against these non-U.S. entities or their
controlling persons,

directors

and officers

who are

not residents

of the

United States,

in original

actions or

in actions

for
enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.
Risks Relating to the Company’s Status as

an "Emerging Growth Company" Under U.S. Securities

Laws
The Company

is an

“emerging growth

company” as

defined in

section 3(a)

of the

Exchange Act

(as amended

by
the JOBS

Act, enacted

on April

5, 2012),

and the Company

will continue

to qualify

as an emerging

growth company

until
the earliest

to occur

of: (a)

the last

day of

the fiscal

year during

which the

Company

has total

annual gross

revenues of
US$1,070,000,000 (as

such amount

is indexed

for inflation

every five

years by

the SEC)

or more;

(b) the

last day

of the
fiscal year

of the

Company

following the

fifth anniversary

of the

date of

the first

sale of

common

equity securities

of the
Company pursuant to

an effective

registration statement

under the United

States Securities

Act of 1933,

as amended; (c)
the date

on which

the Company

has, during

the previous

three year

period, issued

more than

US$1,000,000,000 in

non-
convertible debt; and (d) the

date on which the

Company is deemed to be

a "large accelerated filer", as

defined in Rule 12b-
2 under the

Exchange Act. The

Company will qualify as

a large accelerated filer

(and would cease to

be an emerging growth
company) at

such time

when on

the last

business

day of

its second

fiscal quarter

of such

year the

aggregate worldwide
market value of its common equity held by non-affiliates

will be US$700,000,000 or more.
For

so

long

as

the

Company

remains

an

emerging

growth

company,

it

is

permitted

to

and

intends

to

rely

upon
exemptions from certain

disclosure requirements that are

applicable to other

public companies that are

not emerging growth
companies. These exemptions include

not being required to

comply with the auditor attestation

requirements of Section 404
of the

JOBS Act.

The Company

takes advantage

of some,

but not

all, of

the available

exemptions available

to emerging
growth companies.

The Company

cannot predict

whether investors

will find

the Common

Shares less

attractive because
the Company relies upon certain

of these exemptions. If some

investors find the Common Shares less

attractive as a result,
there may be a less active trading market

for the Common Shares and the Common

Share price may be more volatile. On
the other

hand, if

the Company

no longer

qualifies as

an emerging

growth company,

the Company

would be

required to
divert additional management time

and attention from the

Company's development and

other business activities and

incur

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increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively
impact the Company's business, financial condition and

results of operations.
13.

Legal Proceedings
The Company may,

from time to

time be involved

in legal proceedings.

The Company

is not involved

in any legal
proceedings which, individually or in the aggregate, would be material to the Company’s consolidated financial condition or results of operations, except as follows:
The Company filed

an originating

application on

August 11,

2022, petitioning

the Quebec

Superior Court to

order
P. Riopel (1993) Inc. to convey title

of the property

bearing civic address

5655 Philippe-Turcot, Montreal, Quebec, H4C

3K8.
The

property

is

the

location

of

one

of

the

Company’s

two

manufacturing

facilities.

The

petition

followed

the

Company’s
exercise of

its contractual

option to

purchase the

property for

$2,750,000. On

December 23,

2022, P.

Riopel (1993)

Inc.
filed a counterclaim in which it

sought damages in the

amount of $415,425, alleging that

the Company breached the lease
agreement between the parties.
On July 28, 2021,

an application for a

safeguard order and permanent

injunction was filed by

AirScience Systems
Inc. (“ ASSI
”) before the

Quebec Superior

Court against

Gas RNG Systems

Inc. (“
RNG Canada
”), RNG Investments

Inc.,
Glauber Equipment

Corporation, Mr.

Peter Glauber

and Mr.

Shivaji Ramalingam

(collectively,

the “Defendants”).

ASSI is
seeking

an

oppression

remedy,

alleging

the

wrongful

expulsion

of

ASSI

as

a

shareholder

and

Mr.

Gérard

Magnin

as

a
director from RNG Canada. On April 29,

2022, the Defendants filed a defence and a

counterclaim against ASSI, AirScience
Technologies

Inc.

(“
AST
”)

(now

Pyro

Green-Gas

Inc.,

a

wholly-owned

subsidiary

of

the

Company)

and

Mr.

Magnin

for
allegedly breaching their

obligations with respect

to a unanimous

shareholder agreement

governing RNG Canada

as well
as an operating agreement governing another entity, Gas RNG Systems LLC (“ RNG US ”). The Defendants, by way of their counterclaim, seek damages in the amount of $4.9 million. PyroGenesis has maintained that AST was never a shareholder of either RNG Canada or RNG US nor was it a party to

the disputed shareholders and operating agreements.
On October

6, 2021,

AST filed

an action

for damages

and unpaid

invoices against

RNG Canada,

RNG

US, Mr.
Shivaji Ramalingam, Mr. Peter Glauber, Mr. Paul-Louis Crouzat and Mr. Tarlok Nandhra before the Quebec Superior Court.
On February 13, 2022, a defence and

counterclaim was filed against AST and two former shareholders of

AST (Mr. Magnin
and Mr. Paul

D. Singh), seeking approximately

$712,000 in alleged compensatory

damages. The counterclaim also

seeks
a condemnation for legal fees, moral damages and punitive

damages for approximately $771,333.
On February 17,

2023, the

Company received

a motion from

the securities regulatory

authority in the

Province of
Québec,

filed

with

the

Superior

Court

of

Québec,

pursuant

to

which

the

AMF

is

asking

the

Court

to

determine

whether
certain documents previously requested

by the AMF from the

Company are subject to

solicitor-client privilege. The

motion
was filed by the

AMF in connection

with an investigation

being conducted in

the context of

applicable securities laws.

The
Company understands

the AMF

is investigating

certain actions

taken by

the President

and Chief

Executive Officer

of the
Company,

Mr.

P.

Peter

Pascali, in

connection

with

a

settlement

agreement

entered

into on

April

30, 2018,

between the
Company and Phoenix Haute Technology

Inc. (“
Phoenix
”), a company controlled by the father of Mr. P.

Peter Pascali, and
ancillary transactions.

Pursuant

to the

terms

of a

board-approved

settlement

agreement,

and

as further

disclosed

in the
annual information form of the Company for the year

ended December 31, 2020, available under the Company’s

profile on
SEDAR at www.sedar.com, under “Interest of Management and Others in Material Transactions – Settlement of Claim”,

the
Company issued $3.7 million of units

comprised of common shares and warrants to Phoenix in

2018, to settle a $5.5 million
claim

of

Phoenix

with

respect

to

the

unpaid

portion

of

the

consideration

payable

by

the

Company

to

Phoenix

for

an
acquisition of

intellectual

property

rights completed

in

2011.

To

the

Company’s

knowledge, the

investigation

of the

AMF
does not

involve any

allegations of

wrongdoing by

the Company.

The AMF

has neither

announced any

proceedings

nor
filed

any

charges.

The

Company

believes

that

no

corporate

or

securities

laws

have

been

breached

but

cannot

predict
whether any enforcement action will result from the investigation.
14.

Interest of Management and Others in Material Transactions
Other than

as described

elsewhere in

this AIF

and as

described below, there is

no material interest,

direct or indirect,
of: (i)

any director

or executive

officer

of the

Company;

(ii) any

person or

company

that beneficially

owns, or

controls or
directs,

directly

or indirectly,

more than

10% of

the

Company’s

outstanding

voting

securities;

or (iii)

an associate

or any
affiliate of any persons or companies referred to above in (i) or (ii), in any transaction within the three years before the date of

this

AIF

that

has

materially

affected

or

is

reasonably

expected

to

materially

affect

the

Company.

See

“Directors

and
Executive Officers - Conflicts of Interest”.

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15.

Transfer Agent and Registrar
The transfer

agent and

registrar

of the

Company’s

Common Shares

is TSX

Trust

Company (Canada)

having an
office at

2001, Robert-Bourassa

Boulevard, Suite

1600, Montréal,

Québec, H3A

2A6. The

transfer agent

and registrar

of
the Company’s Common Shares

in the United States

is American Stock Transfer

& Trust Company,

LLC, having an office
at

6201 15th Ave, Brooklyn, NY 11219,

United States.
16.

Auditors
The auditors

of the

Company

are RCGT

at its

office

located at

600

de

la Gauchetiere

Street

West,

Suite

2000,
Montréal, Québec. RCGT has informed

the Company that it

is independent with respect to

the Company within the

meaning
of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada.
17.

Material Contracts
This

AIF

includes

a

summary

description

of

certain

material

contracts.

Each

summary

description

discloses

all
material attributes

of the

applicable contract

but is

not complete

and is

qualified by

reference to

the terms

of the

material
contracts, which

are available

under the

Company’s SEDAR

profile at

www.sedar.com.

The following

are the

Company’s
only material contracts, other than

those contracts entered into in

the ordinary course of business,

which have been entered
into since the beginning of its last financial year, or entered into prior to such date, but which are still in effect and which are
required to be filed with Canadian securities regulatory

authorities:
•

contract

between

PyroGenesis

and

HPQ

Silica

Polvere

Inc.,

a

wholly

owned

subsidiary

of

HPQ

Silicon
Resources

Inc.,

dated

June

30,

2021

whereby

HPQ

Silica

Polvere

Inc.

purchased

certain

intellectual
property and the Company contracted to advance the development of a green reactor and process used to produce fumed silica directly from quartz in consideration for

$3,300,000, as described under “Business of
the Company - Development of a Process to Produce Fuming

Silica from Quartz”; and
•

contract between PyroGenesis and HPQ Silicon

Resources dated July 29, 2016 whereby HPQ

purchased
certain intellectual

property

and the

Company

contracted

to build

a PUREVAP

system

for C$7,070,000,
which

contract

refers

to

certain

terms

in

a

development

contract

between

HPQ

(f/k/a

Uragold

Bay
Resources Inc.) dated February 26,

2015, as amended from

time to time, as

described under the “Business
of

the

Company

-

Development

of

Processes

for

the

Production

of

High

Purity

Silicon

Metals,

Nano
Powders and Nanowires”;
18.

Additional Information
Additional information,

including with respect

to directors’ and

executive officers’

remuneration and

indebtedness,
principal holders

of the Company’s

securities, and

securities authorized

for issuance

under equity

compensation plans,

is
contained

in

the

Company’s

management

information

circular

for

its

most

recent

annual

meeting

of

shareholders

that
involved

the

election

of

directors

which

is

available

under

the

Company’s

SEDAR

profile

at

www.sedar.com.

Additional
financial information

is contained

in the

Company’s consolidated

financial statements

and management’s

discussion and
analysis for

the year

ended December

31,

2022. Further

information

about the

Company,

filed with

Canadian

securities
regulators,

is

available

online

under

the

Company’s

SEDAR

profile

at

www.sedar.com

or

filed

with

the

Securities

and
Exchange Commission at www.sec.gov.
19.

Glossary of Terms
“ 2020 Convertible Loan
” has the meaning given to such term under “General Development of the Business – Year

Ended
December 31, 2022 – Corporate Developments and Financings”.
“
2020 Public

Offering
” has

the meaning

given to

such term

under “General

Development of

the Business

– Year

Ended
December 31, 2022 – Corporate Developments and Financings”.
“ 2020 Public Offering Warrant
” has the meaning given to such term under “General Development of the Business – Year
Ended December 31, 2022 – Corporate Developments

and Financings”.
“ 2020 Units
” has the

meaning given to

such term

under “General Development

of the Business

– Year

Ended December
31, 2022 – Corporate Developments and Financings”.

Table

of Contents

“ AIF ” means this annual information form.
“ AMF ” means Autorité des marchés financiers.
“ Articles
” has the meaning given to such term under

“Description of Capital Structure”.
“ ASSI ” means AirScience Systems Inc.
“ AST
” means AirScience Technologies

Inc., now Pyro Green-Gas Inc., a wholly-owned subsidiary

of the Company.
“ Audit Committee ” means the Company’s audit committee.
“ Board ” or “ Board of Directors ” means the board of directors of the Company.
“ business day
” means

a day

other than

a Saturday,

Sunday or

a day

on which

the principal

chartered banks

located at
Toronto

are not open for business.
“ Canadian Securities Laws
” means the securities legislation or ordinance and

regulations thereunder of each province of
Canada and the rules, instruments, policies and orders

of each Canadian securities regulator made thereunder.
“ CBCA ” means the Canada Business Corporations Act.
“ CFC ” means chlorofluorocarbons.
“
Common

Share
”

means

a

common

share

in

the

capital

of

the

Company,

as

described

under

“Description

of

Capital
Structure - Share Capital and Issued and Outstanding

Shares”.
“ Company
” has the meaning given to such term under “Explanatory

Notes”.
“ diluted basis
” means the

number of Common

Shares outstanding

assuming the exercise

of all outstanding

Options and
other rights to acquire Common Shares.
“ Drosrite International
” means Drosrite International LLC, a US-based

private company.
“
Drosrite International

Exclusive Agreement
” has

the meaning

given to

such term

under “Directors and

Executive Officers
- Conflicts of Interest”.
“
Dross Processing

Service Agreement
” has

the meaning

given to

such term

under “Directors

and

Executive Officers

-
Conflicts of Interest”.
“ forward-looking statements
” has the meaning given to such term under “Forward

-Looking Statements”.
“ GHG ” means greenhouse gas.
“ HCFC ” means hydrochlorofluorocarbons.
“ HFC ” means hydrofluorocarbons.
“ HPQ
” means HPQ Silicon Resources Inc., a corporation listed

for trading on the TSX-
V.
“ HPQ Nano
” means HPQ Nano Silicon Powders Inc., a wholly

owned subsidiary of HPQ.
“ ISO ” means International Organization for Standardization.
“ MI 61-101
” means Multilateral Instrument 61-101 – Protection of

Minority Security Holders in Special Transactions.
“ NASDAQ ” means the NASDAQ Capital Market.
“ NI 52-110
” means National Instrument 52-110

— Audit Committees.

Table

of Contents

“ ODS ” means ozone depleting substances.
“ Option
” means an option to acquire a Common Share granted pursuant to the Company’s option plan.
“ PACWADS
” means the Company’s Plasma Arc Chemical

Warfare Agent Destruction System.
“ PAGV ” means plasma arc gasification and vitrification.
“ Pascali Trust
” means Fiducie de

Crédit Mellon Trust, a trust

of which Company’s Chief

Executive Officer, P.

Peter Pascali,
is a trustee, officer and beneficiary.
“ PAWDS
” means the Company’s Plasma Arc Waste

Destruction System.
“ Phoenix
” has the meaning given to such term under “Legal

Proceedings”.
“ RCGT
” means Raymond Chabot Grant Thornton LLP,

the Company’s external auditors.
“ RGN ” means renewable natural gas.
“ RNG Canada ” means Gas RNG Systems Inc.
“ RNG US ” means Gas RNG Systems LLC.
“ PRRS
” means the Company’s Plasma Resource Recovery

System.
“ R&D ” means research and development.
“ SEC ” means the U.S. Securities Exchange Commission.
“ SEDAR
” means the System for Electronic Document

Analysis and Retrieval.
“ SPARC ” means Steam Plasma Arc Refrigerant Cracking.
“ TSX
” means the Toronto

Stock Exchange.
“ TSX-V
” means the TSX Venture

Exchange.
“ Turcot Facility
” means the facility located at 5655 Philippe-Turcot,

Montréal, Québec, Canada, H4C 3K8, as described in
“Business of the Company - Facilities”.
“ Wanklyn Facility
” means the

facility located at

9371 Wanklyn

Street, LaSalle, Québec,

Canada, H8R 1Z2,

as described
in “Business of the Company - Facilities”.

Table

of Contents

SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE
PYROGENESIS CANADA INC.
AUDIT COMMITTEE CHARTER
Approved by the Board of Directors
and effective as of October 25th, 2011
PREAMBLE
The

Audit

Committee’s

(the

“Committee”)

Charter

clarifies

its

responsibilities

delegated

by

the

Board

of

Directors

(the
“Board”). The

Charter is

used by

the Committee

to guide

the planning

and the

performance of

its work.

The Charter

also
clarifies the understanding the Committee has with the Company’s auditors and with management about the nature of their involvement with the Committee and its work.
OVERALL MANDATE
Generally,

the

Committee

promotes

and

ensures

a

high

standard

of

financial

reporting,

risk

management

and

ethical
behavior for the Company and in doing so shall carry out the duties and responsibilities as set out in this Charter.
COMPOSITION
The Committee shall consist

of at least three Directors

appointed by the Board who will

serve at the pleasure of

the Board
and, in any event, only so

long as he/she shall be a Board

member. The Committee will have an appropriate representation of independent directors as required by law.

The composition of the Committee shall comply

with the rules and regulations
of the

stock exchange

on which

the shares

of the

Company are

listed as

well as

the Canadian

Securities Administrators
“Instruments”.

The

Board

may

fill

vacancies

in

the

Committee

by

election

from

their

number.

The

Board

shall

elect

the
Chairperson of the Committee.

In the absence

of the Chairperson, the

members of the Committee

shall appoint an

Acting
Chairperson. The

President of

the Company

shall not

be an

ex-officio

member of

the Committee,

but the

Chairperson of
the Board may,

at his/her discretion,

attend meetings

as an ex-officio

member.

An ex-officio

member shall be

vested with
all the rights and powers of appointed members.
To

ensure

the

Committee’s

effectiveness,

each

member

will

be

financially

literate

and

be

prepared

to

spend

the

time
necessary to address complex issues and to challenge

both management and the auditors, where necessary.
A quorum of

the Committee shall

consist of at

least two members

of the Committee

(for this purpose

the Committee shall
be deemed to consist of at

least three members, two being appointed by

the Board as aforesaid and one

being an ex-officio
member

as

aforesaid).

Notwithstanding

any

vacancy

on

the

Committee,

a

quorum

may

exercise

all

the

powers

of

the
Committee.
The Secretary

shall be

selected from

its members

or shall

be the

Corporate

Secretary.

The Secretary

of the

Committee
shall ensure that minutes of meetings are prepared for

distribution to Committee members.
DUTIES AND RESPONSIBILITIES
The Committee shall have the following duties and responsibilities:
OVERSEEING STANDARDS

OF INTEGRITY AND BEHAVIOUR
Management

is

responsible

for

the

Company’s

standards

of

behavior.

The

Committee

assists

the

Board

in

obtaining
assurances that management is

operating the Company in

an ethical manner and

encourages management to demonstrate
a strong commitment to integrity.
The

Committee

requests

that

management

report

periodically

on

how

the

Company’s

systems,

practices

and

controls
encourage, monitor and provide assurance of compliance with

laws, regulations and standards of ethical conduct, including the control of expenses such as perquisites, expense

accounts and out-of-pocket expenses for officers

and directors.

Table

of Contents

The Committee seeks the views

of the auditors about the

Company’s standards of

behavior. It discusses

with the auditors
the adequacy of the

systems and controls, and

the details of any

practices or transactions identified by

the auditors as being
in

potential

violation

of

the

legal

authorities,

as

well

as

the

details

of

any

“other

matters”

they

consider

bringing

to

the
attention

of

the

Board.

The

committee

seeks

the

views

of

auditors

on

remedies

to

curtail

inappropriate

practices

and
behaviors, as well as alternative remedies to rectify those

matters that are not in the Company’s best interest.
The Committee values financial integrity

and credibility.

It actively promotes an overall corporate

“tone” for quality financial
reporting, sound business risk practices, and ethical behavior.
OVERSEEING FINANCIAL REPORTING
Management is responsible for the Company’s financial

reporting. This includes preparation of accurate,

fair and complete
financial

reports,

the

selection

of

the

most

appropriate

accounting

principles

and

practices,

formulation

of

accounting
judgments and estimates,

and preparation of

the annual report

including its management’s

discussion and analysis

(MD&A),
budgets and other such reports.
The Committee

shall

provide

assistance

to

the

Board

in fulfilling

its financial

reporting

and control

responsibilities

to the
shareholders of the Company and to the

investment community. The Committee’s primary duties and responsibilities in this regard are to:
(a)

oversee the accounting and financial

reporting processes of the Company

and the audit of its financial

statements
including:
i.

the integrity of the Company’s financial statements;
ii.

the compliance with legal and regulatory requirements;

and,
iii.

the independent auditor’s qualifications and independence;
(b)

serve

as

an

independent

and

objective

party

to

monitor

the

Company’s

financial

reporting

process

and

internal
control systems;
(c)

review and appraise the audit activities of the Company’s

independent auditors;
(d)

provide open

lines of

communication among

the independent

auditors, financial

and senior

management and

the
Board for financial reporting and control matters and meet periodically with management and with the independent
auditors.
The Committee assesses the relevance and the reliability of the financial reports to ensure that they portray, in the clearest light possible, the underlying economic circumstances and financial performance of the Company.
The Committee promotes accuracy,

truthfulness, integrity and credibility in financial reporting.
The Committee

discusses

with management

and auditors

the inherent

fairness,

accuracy

and completeness

of financial
disclosures as

well as

the Company’s

compliance with

legal and

regulatory requirements

and may

request attestation

to
this effect from them.
The Committee reviews

the key accounting

principles and the

significant judgments

and estimates with

management and
auditors. It seeks

their views with

respect to the

appropriateness and consistency of

the accounting principles and

practices,
not just their acceptability,

and the degree of aggressiveness or conservatism in

determining estimates.
As integral

components

of its

financial

review

processes,

the Committee

reviews

the operating

and

capital

budgets,

the
borrowing plan, summaries of the corporate

plan and budgets, the annual and

quarterly financial statements, including

the
MD&A

sections,

and

any

other

financial

information

which

will

be

distributed

to

the

public

and

requiring

approval

of

the
Board.
The Committee

assesses

how

well

the

Company’s

financial

information

reporting

package

meets

the

Board’s

needs

by
reviewing its form, content and level of details.

Table

of Contents

OVERSEEING MANAGEMENT CONTROL PRACTICES
Management is responsible for

maintaining records and financial

management and control systems

that provide reasonable
assurance that assets

are safeguarded and maintained,

that Intellectual Property

(IP) is identified, protected

and secured,
that transactions

are in accordance

with regulations

and any

government directives

issued and

that financial,

human and
physical resources are managed economically and efficiently

and that operations are carried out effectively.
Management is responsible for identifying the principal

business risks facing the Company and formulating

the Company’s
risk tolerance levels and risk management policies for consideration and approval by the Board. The Committee assists the
Board in this function, focusing on the financial risks.
The Committee holds management

accountable for the design

and functioning of the

Company’s control framework in order
to

monitor,

assess

and

mitigate

the

Company’s

business

risks

and

uncertainty,

as

well

as

legal,

environmental,

social
responsibility

and

ethical

compliance.

Periodically,

the

Committee

requests

that

management

provides

it

with

an
assessment of the effectiveness of the internal control structure and procedures, and, if warranted, with plans for improving its effectiveness.
The Committee reviews

with the auditors

(internal, external and

special examiners

when applicable) their

assessments of
the

design

and

functioning

of

the

control

framework

and

the

systems

in

place

for

ensuring

that

the

business

risks

are
identified, monitored,

controlled and

within the

Company’s

limit of

tolerance, and

their views

on management’s

plans for
improvements.
OVERSEEING WORK OF AUDITORS
The Committee

recognizes

that the

Company’s

auditors

possess

substantial expertise

and

have significant

professional
responsibilities. It holds the auditors accountable for fulfilling their respective responsibilities.
The Internal auditor (when established) will be accountable

to the Committee, in its capacity as a committee

of the Board.
The Committee demands independent and objective assessments of the Company’s standards of behavior,

its compliance
with authorities, its financial reporting, and its business risks systems, practices and controls from the auditors.
The Committee oversees audit activities with respect to the

following two (2) types of audits:
(a)

the

annual

audit

deals

with

the

fairness

of

the

statements,

compliance

of

transactions

with

specified

legal

authorities, and any other matter identified by the external auditor as important,
(b)

the internal audit

(when established), which is

a part of

management’s system of internal

control, deals with

matters
similar to those of the annual audit.
The Committee reviews and follows the five (5) generic

phases of each of the two (2) types of audits:
1.

establishing the purpose and terms of reference for the audit;
2.

selection and organization of a team of experienced professionals to plan and conduct the audit;
3.

conduct of the audit; and
4.

reviews all the audit results and findings, and reports to the

Board.
The Committee

shall review

management’s

plans to

correct any

significant

problems raised

by the

internal

and external
auditors. It shall monitor and review management’s

progress in implementing its response plan.
The Committee ensures that management has not placed any inappropriate restrictions on the audits and confirms that the external auditor is independent and able to maintain

its objectivity.
The Committee approves the mandate of the internal audit function, monitors the long term internal audit plan and ensures
that the internal auditor has adequate resources to perform its responsibilities and has direct and open communication with the Committee. It

reviews the reporting

relationship of the

internal auditor to

ensure that an

appropriate segregation of

duties
is maintained and

that the internal

auditor has an

obligation to report

directly to the

Committee on matters

affecting its duties,
irrespective of his or her reporting relationships.
The Committee

evaluates the

work of

each of

the auditors

with a

view to

determining the

level of

assurance that

can be
derived from their work.

Table

of Contents

Periodically, the Committee

evaluates the performance of each auditor.
The Committee shall establish effective communication processes with management and the Company’s auditors, to assist
it in monitoring objectively the quality and

effectiveness of the relationship among

the auditors, management and the Audit
Committee. It shall be responsible for the resolution of

disagreements between management and auditors.
OPERATIONAL RESPONSIBILITIES
Each

new

member

will

receive

an

orientation

about

the

Committee’s

work

and

responsibilities

and

all

members

are
encouraged to keep current about

accounting, auditing and financial reporting standards

and practices. In recognition of

the
importance of the

financial literacy skills

of its members,

the Committee relies

on the full support

of the Board

in acquiring
and in developing an approach to improve the necessary

skills, when required.
Annually,

the Committee

reviews the

Charter setting

out the

scope of

its responsibilities,

and, where

in the

opinion of

the
Committee, amendments

to the Charter

are required,

may propose such

amendments to

the Board for

consideration and
approval.
Annually, the Committee

will consider the appropriateness of preparing a report

to the Board describing its work.
OTHER RESPONSIBILITIES
Periodically,

in consultation

with the Chief

Financial Officer

and the auditors,

the Committee seeks

reasonable assurance
of the quality and sufficiency of the Company’s

accounting and financial personnel and other resources.
The Committee shall discuss or review in advance the

appointment of the Chief Financial Officer.
The Committee shall review procedures established by management for dealing with complaints from employees related to financial reporting, controls and corporate conduct.
The Committee may investigate any matters that, at the

Committee’s discretion, fall within its duties.
The Committee shall perform such other functions as are

assigned to it by law or by the Board.
The Committee shall review with the general

counsel, legal and regulatory matters that, in the

opinion of management, may
have

a

material

impact

on

the

financial

statements,

related

organization

compliance

policies,

and

program

and

reports
received from regulators.
OPERATING PROCEDURES
The Committee shall meet quarterly, or more frequently as appropriate, in advance of regularly scheduled Board meetings.
Committee meetings shall be

called by the Committee

Chair or requested

by any Committee member

or by the Board

Chair.
Notice of each meeting of the

Committee shall be given to each member of

the Committee (including the Chair of the Board
as an ex-officio member of the Committee), and except in the case of an in-camera meeting, also to the Auditors, the Chief
Executive Officer

and the

Chief Financial

Officer of

the Company.

Notice of

the meeting

shall be

given either

orally or

by
electronic mail, not less than 48 hours before the time fixed for the meeting. Members may waive notice of a meeting.
Meeting discussions may take place face to face, by teleconference or through a reciprocal interchange of emails.
The agenda for each meeting will be established by the Chair of the Committee.
Any decision made by

the Committee shall be

determined by a majority

vote of the members

of the Committee present.

A
member will be deemed to have consented

to any resolution passed or action

taken at a meeting of the Committee

unless
the member dissents.
The Chief Executive Officer and the Chief Financial Officer of the Company shall attend all Audit Committee meetings, with the exception of in-camera meetings.
A matter put to vote

at a meeting of the

Committee shall be decided

by a majority of

the votes cast, and in

the event of an
equality of votes, the Chair has a deciding vote.

Table

of Contents

The Secretary of the Committee

shall ensure that minutes of meetings

are prepared for distribution to Committee members,
and,

except

for

in-camera

meetings,

to

the

Auditors,

the

Chief

Executive

Officer

and

the

Chief

Financial

Officer

of

the
Company.
The Chair of the

Committee will report

to the Board

on proceedings and

deliberations of the

Committee, either orally

or in
writing, at the first subsequent meeting of the Board

or at such earlier time as the Committee in its discretion

may consider
advisable.
The Committee may retain at the

Company’s expense, with prior

Board approval, independent consultants

and such other
persons as the Committee shall determine necessary

to fulfill its duties and responsibilities.
LIMITATION

ON THE COMMITTEE’S DUTIES
In contributing

to

the

Committee’s

discharging

of

its

duties

under

this

Charter,

each

member

of

the

Committee

shall

be
obliged

only

to

exercise

the

care,

diligence

and

skill

that

a

reasonably

prudent

person

would

exercise

in

comparable
circumstances. Nothing

in this

mandate is

intended, or

may be

construed, to

impose on

any member

of the

Committee a
standard of care

or diligence that

is in any

way more onerous

or extensive than

the standard to

which all Board

members
are subject. The essence of the

Committee’s purpose is

to monitor, review

and when appropriate, recommend

changes to
financial

and

corporate

operating

standards

as

they

are

practiced

by

the

Company’s

management

to

gain

reasonable
assurance (but not to ensure) about fundamental activities

of the Company.